ARS
12/31/04

[illegible] MARITIME CORPORATION

ANNUAL REPORT 2004

Corporate Profile

General Maritime Corporation is a leading provider of international seaborne crude oil transportation services. The Company principally operates within the Atlantic basin and serves many other regions including the Mediterranean Sea, Black Sea and the Far East. General Maritime Corporation owns and operates a fleet of 47 tankers—26 Aframax, 17 Suezmax tankers and 4 Suezmax newbuilding contracts—making it the second largest mid-sized tanker company in the world, with a carrying capacity of approximately [illegible] million dwt.

2004 Highlights

- Posted second consecutive year of record earnings—$315 million
- Continued successful consolidation of mid-sized tanker industry
- Reduced net debt to capitalization ratio to 33%
- Increased the percentage of double-hull and double-sided vessels to close to 90%
- Maintained outstanding safety and environmental record


NO SMOKING

Mission Statement

Utilizing its solid operational and financial infrastructure, General Maritime seeks to become the premiere choice for global seaborne oil transportation.

In accomplishing this mission, General Maritime will continue to provide outstanding customer service, enforce rigorous operational standards and maintain a steadfast commitment to safety and environmental protection.

Financial Highlights

(dollars in thousands)	2004	2003	2002	2001	2000
Net Voyage Revenues	$701,291	$336,646	$145,567	$165,029	$108,016
Direct vessel expenses	96,818	91,981	55,241	42,140	23,857
General & administrative	31,420	22,866	12,026	9,550	4,792
Depreciation & amortization	100,806	84,925	60,431	42,820	24,808
Other operating expenses	—	—	—	—	5,272
Write down of vessels	—	18,803	13,366	—	—
Net gain on sale of vessels	(6,570)	—	—	—	—
Operating income	360,862	119,561	4,769	70,519	49,287
Other expense (income)	7,901	—	—	3,006	—
Net interest expense	37,852	35,043	14,511	16,292	19,005
Net income (loss)	315,109	84,518	(9,742)	51,221	30,282
Earnings per share					
Basic	$ 8.51	$ 2.29	$ (0.26)	$ 1.70	$ 1.60
Diluted	8.33	2.26	(0.26)	1.70	1.60
Net cash provided by operations activities	363,238	178,112	43,637	83,442	47,720
EBITDA	453,767	204,486	65,200	110,333	74,095
Weighted average number of vessels	44.0	40.6	28.9	21.0	12.6
Fleet utilization	96.2%	96.3%	95.0%	96.2%	97.3%

Net Voyage Revenue
(in millions of dollars)


$701.3
$336.6
$145.6
'02
'03
'04

Fleet Growth
(average number of assets)


28.9
40.6
44.0
'02
'03
'04

Shareholders' Equity
(in millions of dollars)


$481.6
$568.9
$890.4
'02
'03
'04

Letter from the Chairman

Since our initial public offering over three years ago, General Maritime has been guided by the vision of creating a world-class tanker company with significant earnings power. In diligently pursuing this vision, we have maintained a strict focus on preserving our financial flexibility and making strategic decisions aimed at creating enduring value for the Company and its shareholders. General Maritime's ability to achieve the highest net income in its history during 2004 underscores the merits of this approach and demonstrates that our vision has become a reality. With net income of $315 million, General Maritime almost quadrupled its record 2003 results, highlighting the Company's ability to provide shareholders with impressive earnings results.

Posting our second consecutive year of record earnings in 2004 was truly a momentous achievement for General Maritime. Making this accomplishment even more important was the success we had during the year of meeting other critical strategic objectives. Our considerable efforts throughout the year have served to further solidify General Maritime's industry leadership and position the Company to enhance shareholder value into the future.

Successfully Consolidating the Industry

General Maritime's success at expanding its fleet by 52% since 2002 highlights the Company's distinguished reputation for consolidating the Aframax and Suezmax markets. Building on our landmark acquisition of 19 vessels in 2003 and the overall success we have had growing the Company in an accretive manner, General Maritime continued to successfully consolidate the mid-sized tanker industry in 2004. As in the past, discipline and patience were at the forefront of our decision making and enabled us to identify transactions that best served the interests of the Company, its shareholders and its customers. Drawing upon our strong financial position, we seized the opportunity to acquire the Soponata Group, a prestigious shipping company with a 57-year heritage of operating quality tankers and serving leading oil companies. Executed at a compelling price, the acquisition provided numerous strategic benefits such as further increasing General Maritime's earnings potential, improving the fleet's age profile and strengthening our commercial and technical operations through the acquisition of Soponata's management company.



General Maritime's commitment to shareholders is evident by the strategic initiatives management has implemented. Reflecting this ongoing commitment, we are proud to have initiated a unique dividend policy in January 2005. The policy, which was the culmination of a comprehensive analysis aimed at unlocking significant value for shareholders and preserving the company's ability to grow, represents another important milestone in General Maritime's history.

General Maritime's success at seamlessly integrating acquisitions continued to serve the Company well in 2004. Our ability to integrate the Soponata acquisition in less than two months not only set us apart in the industry, but was also instrumental in our success at taking advantage of the robust tanker market in 2004.

Maintaining Financial Strength and Flexibility

General Maritime's success at entering into value creating transactions, such as the Soponata acquisition in 2004, is directly linked to our strong capital structure. Following the Soponata acquisition, we continued to concentrate on our proven method of de-leveraging our balance sheet. Acting decisively, we utilized the cash flow generated from our expanded fleet to markedly reduce our net debt to capitalization ratio which stood at 33% at year's end. This significant success provided the Company with an opportunity to once again use its strong financial position for the benefit of shareholders. The dividend policy we announced in January 2005 is a direct result of the Company's efforts to preserve its balance sheet strength. I will discuss this unique policy in more detail later in the letter.

Maintaining Quality Tonnage

Consistent with our intense focus on providing customers with quality vessels that meet exacting requirements, we made substantial progress in further modernizing our fleet in 2004. The combination of the Soponata acquisition and the sale of four single-hull vessels has resulted in a considerable increase in the percentage of our fleet's double-hull and double-sided vessels, during a time when we also reduced the fleet's average age. With 89% of its fleet double-hull or double-sided, General Maritime remains well-positioned to operate effectively under current international regulations and meet rigorous safety and operational standards that have become hallmarks of our operations.

Modernizing our fleet was also an important factor in the ongoing progress we have made in optimizing our cost structure. Along with the implementation of cost control measures, these efforts have enabled the Company to reduce direct vessel expenses for the year. We are pleased with the success General Maritime continues to have in this important area and will maintain a steadfast commitment to ensure that our cost structure is in line with historic levels.

Rewarding Shareholders with a Dividend

General Maritime's commitment to shareholders is evident by the strategic initiatives management has implemented, resulting in the creation of sustainable value. Reflecting this ongoing commitment, we are proud to have initiated a unique dividend policy in January 2005. The policy, which was the culmination of a comprehensive analysis aimed at unlocking significant value for shareholders, represents another important milestone in General Maritime's history.

In order to afford shareholders with the opportunity to benefit from the Company's established earnings power, as well its ongoing consolidation of the industry, the policy was designed to meet two very crucial objectives: provide shareholders with the ability to receive substantial cash distributions and preserve the Company's ability to grow and renew its fleet. We are extremely pleased to have implemented a dividend policy that achieves these vital cash distribution and growth objectives.

In terms of distributing cash to shareholders, as described in our press release of February 23, 2005, we estimate that based on the Company's earnings in 2004 and reserves based upon the Company's existing fleet at December 31, 2003, General Maritime would have been able to distribute $9.36 per share, subject to the restricted payment covenants of our senior notes and applicable provisions of Marshall Islands law. The fact that the 2004 distribution would have occurred during a time when the Company completed a sizeable acquisition demonstrates that the dividend policy does not affect General Maritime's ability to grow. In fact, we believe that the Company has the potential to actually create a stronger currency for future acquisitions and enhance the Company's growth opportunities.

Outlook for 2005

Going into 2005, we are poised to draw upon the significant earnings power of General Maritime's fleet in order to take advantage of a tanker market that remains strong.

Complementing our ability to benefit from favorable industry fundamentals, now and in the future, the Company is well-positioned to further consolidate the mid-sized tanker market while rewarding shareholders with a cash dividend. The Company's $600 million revolver combined with its 33% net debt to capitalization ratio enables General Maritime to continue to seek accretive acquisitions that solidify our industry leadership and further increase our profit potential. Consistent with past practices, we intend to be extremely disciplined in our approach and only enter into transactions that are in the best interests of the Company and its shareholders.

General Maritime's relentless long-term focus on preserving its financial strength and flexibility has been the cornerstone of the Company's ability to create shareholder value. This tested approach will remain a central component of our strategy as we continue to look for opportunities to create additional shareholder value and advance our position as the leading choice for seaborne oil transportation.

In Appreciation of a Dedicated Team

General Maritime's tremendous success during 2004 can be attributed directly to the hard work and dedication of our global staff. The high level of trust General Maritime has earned from our major oil clients stems from the commitment of our staff to transporting millions of barrels of oil worldwide in a safe and environmentally friendly manner. I would like to thank our team for all their efforts in enabling General Maritime to truly become a premiere tanker company and I look forward to working together as we further enhance the Company's leadership. I would also like to express my appreciation to our shareholders and other supporters, and look forward to providing an update on our continued progress in the future.

Peter C. Georgiopoulos
Chairman, Chief Executive Officer and President
General Maritime Corporation

Focused on its mission of building a legacy of maritime excellence, General Maritime Management, LLC continued to adhere to the highest operational standards and exceed customers' exacting requirements in 2004. The trust that major oil companies and other leading charterers continue to place in General Maritime is rooted in our ongoing success in achieving excellence.

General Maritime's ability to meet rigorous operational and service standards reflects the Company's sustained commitment to maintaining a quality fleet, meeting changing regulations and attracting qualified seafarers. I am pleased to report that we continued to make progress in each of these areas during 2004.

General Maritime prides itself on providing customers with quality vessels and took important steps in 2004 to further modernize its fleet. With the acquisition of the Soponata Group early in the year, we added quality double-hull vessels that improved the age profile of our fleet and increased our fleet's percentage of double-hull and double-sided tankers. The sale of four single-hull vessels in the third quarter also contributed to the success we had modernizing our fleet. By the end of 2004 these efforts enabled us to reduce the average age of the fleet and increase the percentage of double-hull and double-sided vessels to close to 90%. Going forward, we have ensured that General Maritime should have access to the financial resources necessary for indefinite fleet modernization, through a reserve established as part of the Company's new dividend policy.

In addition to quality tonnage, General Maritime is proud to adhere to all applicable maritime laws and treaties as well as aggressively meet changing regulations for the benefit of its customers. The early submission and approval of the Company's security plan, as mandated by the IMO's International Ship and Port Facility code (ISPS), highlights the Company's commitment to effectively meeting the



General Maritime prides itself on providing customers with quality vessels and took important steps in 2004 to further modernize its fleet. With the acquisition of the Soponata Group early in the year, we added quality double-hull vessels that improved the age profile of our fleet and increased our fleet's percentage of double-hull and double-sided tankers to close to 90%.

challenges associated with an ever-tightening regulatory environment. I am particularly pleased that General Maritime was among the first companies to have our plan approved, reflecting our team's hard work and commitment to operational excellence.

General Maritime's solid history of attracting qualified seafarers who embody its approach to maritime excellence is another source of pride for the Company. Management's decision in 2004 to establish crewing offices in such places as Greece, Portugal, India, Russia, the Philippines and Singapore has further enhanced General Maritime's ability to standardize the recruitment and training of its global crews. General Maritime remains committed to continuing to provide its crews with superior standards of training. As General Maritime expands its industry leadership, training and education will remain a priority.

General Maritime enjoyed another year of operational excellence in 2004, and I would like to thank our staff for their efforts. I would also like to express my appreciation for their diligence and efficiency in seamlessly integrating another acquisition, which contributed to our strong results during the year. I look forward to working with everyone as the Company continues to effectively meet our customers' seaborne oil transportation needs in a safe and environmentally friendly manner and take advantage of the favorable industry fundamentals.

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC and Director

In 2004, General Maritime's unrelenting focus on maintaining a strong capital structure continued to be a major driver of the Company's success. Our sustained fiscal discipline has contributed directly to General Maritime's ongoing industry consolidation and enabled us to initiate a unique dividend policy in early 2005.

General Maritime has a long history of accessing capital to support its strategic initiatives and continued to succeed in this crucial area in 2004. Our ability to secure an $825 million senior secured credit facility on very favorable terms reflects the confidence the market places in the Company's industry leadership and its prospects for the future.

In addition to effectively accessing capital, the Company's proven approach of de-leveraging its balance sheet following an acquisition served to further enhance our financial strength and flexibility during the year. By utilizing the substantial cash flow from our growing fleet, we were successful in significantly reducing our net debt to capitalization ratio to 33% at year's end.

With considerable cash on the balance sheet, General Maritime was once again in a strong position to deploy our cash flow for the benefit of shareholders. To this end, we embarked on a comprehensive and thorough review of our options, aimed at unlocking significant shareholder value.

As part of this review, we analyzed other maritime companies to determine the degree to which a company's dividend yield affects valuation. We examined high-, partial- and low-dividend payout companies and discovered a strong correlation between high dividend payouts and high enterprise value to EBITDA and share price to net earnings per share.



The Company's proven approach of de-leveraging its balance sheet following an acquisition served to further enhance our financial strength and flexibility during the year. By utilizing the substantial cash flow from our growing fleet, we were successful in significantly reducing our net debt to capitalization ratio to 33% at year's end.

These findings guided our decision in structuring our unique dividend policy. In January 2005, we announced a dividend policy that provides shareholders with the opportunity to receive cash in an amount equal to EBITDA less net interest expense, and cash taxes, in the event we were to pay taxes, and less a reserve for indefinite fleet maintenance and renewal. This policy is significant in that it provides shareholders with the opportunity to receive cash distributions while preserving General Maritime's ability to both renew and grow its fleet.

At General Maritime, we have a long-standing commitment to the integrity of our financial reporting. In 2004, we continued to work diligently in this regard, particularly to ensure adherence to Section 404 of the Sarbanes-Oxley Act. Having completed the process in March 2005, I am pleased that General Maritime has reported that we had effective internal financial controls at December 31, 2004.

2004 was my first year with General Maritime. I am proud to have joined such an exceptional team, and would like to thank John Georgiopoulos who did an exceptional job in his role as interim Chief Financial Officer. It has been a pleasure to work with everyone at General Maritime and I look forward to contributing to the Company's future growth as we bring the Company forward in 2005 and beyond.

Jeffrey D. Pribor
Vice President and Chief Financial Officer
General Maritime Corporation

General Maritime continued to meet critical financial and administrative objectives that were instrumental in the Company's ability to achieve its second consecutive year of record earnings and deliver shareholder value in 2004.

Building on our significant past success, General Maritime has been able to seamlessly integrate the Soponata Group acquisition into the Company. This important accomplishment enabled the Company to add five double-hull vessels and four newbuilding contracts to the fleet while establishing our new technical management company in Lisbon, General Maritime (Portugal) LDA. I am proud of our effective integration of the Soponata Group acquisition, which has enabled the Company to quickly deploy its double-hull vessels on revenue-generating voyages and capitalize on one of the strongest markets in recent history.

During 2004, General Maritime once again maintained a disciplined approach to preserving its strong capital structure, a major component of the Company's ongoing success in entering into value creating transactions. Following the Soponata Group acquisition, we drew upon our proven technique of materially de-leveraging our balance sheet, and utilized the strong cash flow from our sizeable fleet to reduce our net debt to capitalization ratio to 33% at year's end. We also continued to effectively access capital and secured an $825 million senior bank facility, which was notable for several reasons. First, the facility was secured on favorable terms, and second, it included both an amortizing $225 million term loan and a non-amortizing $600 million revolver. With the Company's strong cash flow utilized to pay down debt during the year, I am pleased to report that the $600 million revolver remains untapped. I am also pleased that we continue to receive the support of leading financial institutions such as Nordea and the impressive syndicate they assembled for the $825 million facility.



Building on our significant past success, General Maritime has been able to seamlessly integrate the Soponata Group acquisition. This important accomplishment enabled the Company to add five double-hull vessels and four newbuilding contracts to the fleet while establishing our new technical management company in Lisbon. I am proud of our effective integration of the acquisition, which has enabled the Company to quickly deploy its vessels on revenue-generating voyages and capitalize on one of the strongest markets in recent history.

The credit facility and the Company's low net debt to capitalization ratio provide General Maritime with significant financial strength and flexibility to stimulate future growth, during a time when the Company initiated a unique dividend policy. By formulating a dividend policy that meets both growth and cash distribution objectives, General Maritime has implemented a forward-looking strategy for deploying the significant amount of cash that it earned in 2004.

The strong administrative and financial foundation that we established upon going public over three years ago continues to serve as the strength of General Maritime. The Company's impressive accomplishments during the year underscore this point and we intend to continue to draw upon our established foundation for the future benefit of the Company and its shareholders.

I am proud to have served as General Maritime's interim CFO for the first eight months of the year and would like to thank both the finance and administrative teams for their hard work and dedication. I look forward to working with the team going forward as General Maritime builds on its past success and further solidifies its position as a world-class tanker company.

John C. Georgiopoulos
Vice President, Chief Administrative Officer,
Treasurer and Secretary
General Maritime Corporation



G

General Maritime's discipline in maintaining significant financial strength and flexibility lies at the core of its ability to enter into value creating transactions for its shareholders.

In 2004, General Maritime's success at utilizing cash flow from its sizeable fleet to significantly de-leverage its balance sheet enabled the Company to consider a range of measures to further unlock shareholder value. After a detailed and comprehensive analysis of options, management decided to initiate a dividend policy in January 2005. Under the policy, shareholders will receive cash on a quarterly basis, in an amount equal to EBITDA, less net interest expense and less a reserve for indefinite fleet maintenance and renewal. General Maritime estimates that in 2004, it would have been able to distribute $9.36 per share subject to the restricted payment covenants of its senior notes and applicable provisions of Marshall Islands law. Following the initial payout, which is expected to be declared in April 2005, dividends will be declared in July, October, February and April.

Management has designed a truly unique dividend policy. The policy includes a reserve that allows the Company to continue to adhere to its strict drydocking regimen as well as renew its fleet indefinitely. Another unique component of the policy is that it preserves the Company's ability to grow.

Consolidation remains a major driver of the Company's success and a critical component of its strategy going forward. With a $600 million untapped revolver and a relatively low net debt to capitalization ratio, General Maritime is well-positioned to further consolidate the industry during a time when it is distributing considerable cash. In addition to its significant financial flexibility, the possibility the dividend policy may create a stronger currency for future acquisitions bodes well for the Company's continued consolidation of the industry.





Rewarding Shareholders with a Dividend




NO SMOKING

Benefiting from Consolidation





G

A primary driver of General Maritime's success has been its accretive consolidation of the mid-sized tanker industry. General Maritime's discipline in making consolidation decisions, aimed at adding enduring value for the Company and its shareholders, has resulted in the Company's acquisition of 25 quality vessels, four newbuilding contracts, and a world-class technical management company. This success has enabled the Company to increase its industry leadership and enhance its profit potential.

General Maritime's acquisition of the Soponata Group further enhanced its industry leadership, serving to further solidify the Company's position as the second largest mid-sized tanker operator. By seizing the opportunity to acquire the Soponata Group, General Maritime was able to grow its fleet to include 51 vessels consisting of 26 Aframax and 25 Suezmax with a carrying capacity of 6.2 million dwt. In addition to significantly improving the age profile of the fleet, the Soponata Group acquisition enabled the Company to achieve numerous strategic benefits. Among these benefits is the Company's ability to once again utilize its sizeable fleet to better serve current customers, attract new customers and continue to diversify operations in growth areas such as the Black Sea, North Sea and Mediterranean Sea.

General Maritime's acquisition success has also significantly enhanced its profit potential. When the Company acquired 19 tankers in 2003 and nine Soponata Group vessels in 2004, a primary stated goal was to create a world-class tanker company with significant earnings power. The Company's success at achieving its second consecutive year of record earnings and exceeding 2003 results by close to four times demonstrates that this goal has been realized. With a growing modern fleet, General Maritime is well-positioned to further benefit from its fleet's earnings potential as it takes advantage of the strong long-term global demand that is expected for oil.





General Maritime is committed to meeting the highest quality standards for top-tier customers in the Atlantic Basin and around the world. The Company's success at achieving standards that exceed its customers' requirements has enabled General Maritime to earn a reputation for excellence and develop lasting relationships with oil majors such as ExxonMobil, ChevronTexaco and Shell.

In 2004, operational excellence continued to permeate all aspects of General Maritime's business. The Company's ability to provide quality tonnage to its customers was again a primary reason for its success. During the year, the acquisition of the Soponata Group combined with the sale of four single-hull vessels enabled General Maritime to reduce the average age of its fleet to 10 years as well as increase the percentage of double-hull and double-sided vessels to 89%. General Maritime's considerable progress in further modernizing its fleet enables it to continue providing leading charterers with quality vessels that comply with stringent requirements and effectively operate in a dynamic regulatory environment.

General Maritime's intense focus on training remains a major contributor to the Company's first-rate operations. During 2004, the Company took significant steps that further enhanced its capabilities in this vital sector. Management's decision to open crewing offices in such places as Portugal, India, Greece, Russia, the Philippines and Singapore enabled the Company to not only attract and retain seafarers that embody the Company's approach to maritime excellence but also to continue to meet superior standards of training for the benefit of its customers.

In addition to further modernizing its fleet and enhancing its training capabilities, the Company's continued success in promptly meeting changing regulations demonstrates its unrelenting commitment to operational excellence. During the year, General Maritime achieved a noteworthy accomplishment by becoming one of the first companies to submit and receive approval of its security plan, as governed by the IMO's International Ship and Port Facility code (ISPS).

As the Company expands its industry leadership and seeks to further take advantage of the strong demand for seaborne oil transportation, achieving operational excellence will consistently remain at the heart of General Maritime's philosophy.





Achieving Operational Excellence





FLEET LISTING

G

AFRAMAX CLASS TANKERS

Vessel	Type	Year Built
Genmar Agamemnon	Aframax	1995
Genmar Ajax	Aframax	1996
Genmar Alexandra	Aframax	1992
Genmar Boss	Aframax	1985
Genmar Challenger	OBO Aframax	1991
Genmar Champ	OBO Aframax	1992
Genmar Commander	Aframax	1989
Genmar Constantine	Aframax	1992
Genmar Defiance	Aframax	2003
Genmar Endurance	OBO Aframax	1991
Genmar Gabriel	Aframax	1990
Genmar George	Aframax	1989
Genmar Hector	OBO Aframax	1992
Genmar Leonidas	Aframax	1991
Genmar Minotaur	Aframax	1995
Genmar Nestor	Aframax	1990
Genmar Pericles	OBO Aframax	1992
Genmar Princess	Aframax	1991
Genmar Progress	Aframax	1991
Genmar Revenge	Aframax	1994
Genmar Spirit	OBO Aframax	1992
Genmar Star	OBO Aframax	1992
Genmar Strength	Aframax	2003
Genmar Sun	Aframax	1985
Genmar Trader	OBO Aframax	1991
Genmar Trust	OBO Aframax	1992

SUEZMAX CLASS TANKERS

Vessel	Type	Year Built
Genmar Alta	Suezmax	1990
Genmar Argus	Suezmax	2000
Genmar Ariston	Suezmax	1989
Genmar Conqueror	Suezmax	1995
Genmar Gulf	Suezmax	1991
Genmar Honour	Suezmax	1992
Genmar Hope	Suezmax	1999
Genmar Horn	Suezmax	1999
Genmar Kestrel	Suezmax	1989
Genmar Macedon	Suezmax	1990
Genmar Orion	Suezmax	2002
Genmar Phoenix	Suezmax	1999
Genmar Prometheus	Suezmax	1988
Genmar Sky	Suezmax	1988
Genmar Spartiate	Suezmax	1991
Genmar Spyridon	Suezmax	2000
Genmar Zoe	Suezmax	1991
Newbuilding	Suezmax	2006
Newbuilding	Suezmax	2007
Newbuilding	Suezmax	2007
Newbuilding	Suezmax	2008

The combined fleet has a total capacity of 5.2 million deadweight tons with an average age as of December 31, 2004 of 11.9 years.



GENMAR SPYRIDON





22

G

Financial Table of Contents

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below are selected historical consolidated and other data of General Maritime Corporation at the dates and for the fiscal years shown.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
INCOME STATEMENT DATA *(dollars in thousands, except per share data)*					
Voyage revenues	$ 701,291	$ 454,456	$226,357	$ 217,128	$132,012
Voyage expenses	117,955	117,810	80,790	52,099	23,996
Direct vessel operating expenses	96,818	91,981	55,241	42,140	23,857
General and administrative expenses	31,420	22,866	12,026	9,550	4,792
Other	—	—	—	—	5,272
Gain on sale of vessels	(6,570)	(1,490)	(266)	—	—
Impairment charge	—	18,803	13,366	—	—
Depreciation and amortization	100,806	84,925	60,431	42,820	24,808
Operating income	360,862	119,561	4,769	70,519	49,287
Net interest expense	37,852	35,043	14,511	16,292	19,005
Other expense	7,901	—	—	3,006	—
Net income (loss)	$ 315,109	$ 84,518	$ (9,742)	$ 51,221	$ 30,282
Earnings (loss) per common share:					
Basic	$ 8.51	$ 2.29	$ (0.26)	$ 1.70	$ 1.60
Diluted	$ 8.33	$ 2.26	$ (0.26)	$ 1.70	$ 1.60
Weighted average basic shares outstanding, thousands:					
Basic	37,049	36,967	36,981	30,145	18,877
Diluted	37,814	37,356	36,981	30,145	18,877
BALANCE SHEET DATA, at end of period *(dollars in thousands)*					
Cash	$ 46,921	$ 38,905	$ 2,681	$ 17,186	$ 23,523
Current assets, including cash	152,145	102,473	43,841	45,827	37,930
Total assets	1,427,261	1,263,578	782,277	850,521	438,922
Current liabilities, including current portion of long-term debt	84,120	89,771	77,519	83,970	41,880
Current portion of long-term debt	40,000	59,553	62,003	73,000	33,050
Total long-term debt, including current portion	486,597	655,670	280,011	339,600	241,785
Shareholders' equity	890,426	568,880	481,636	495,690	186,910
OTHER FINANCIAL DATA *(dollars in thousands)*					
EBITDA[1]	$ 453,767	$ 204,486	$ 65,200	$ 110,333	$ 74,095
Net cash provided by operating activities	363,238	178,112	43,637	83,442	47,720
Net cash provided (used) by investing activities	(168,477)	(502,919)	2,034	(261,803)	(85,865)
Net cash provided (used) by financing activities	(186,745)	361,031	(60,176)	172,024	54,826
Capital expenditures					
Vessel sales (purchases), gross including deposits	(165,796)	(501,242)	2,251	(256,135)	(85,500)
Drydocking or capitalized survey or improvement costs	(17,050)	(14,137)	(13,546)	(3,321)	(3,168)
Weighted average long-term debt, including current portion	650,196	601,086	313,537	283,255	233,010

(continued)

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Fleet Data					
Total number of vessels at end of period	43.0	43.0	28.0	29.0	14.0
Average number of vessels[2]	44.0	40.6	28.9	21.0	12.6
Total voyage days for fleet[3]	15,482	14,267	10,010	7,374	4,474
Total time charter days for fleet	4,372	2,804	1,490	1,991	2,174
Total spot market days for fleet	11,111	11,463	8,520	5,383	2,300
Total calendar days for fleet[4]	16,123	14,818	10,536	7,664	4,599
Fleet utilization[5]	96.0%	96.3%	95.0%	96.2%	97.3%
Average Daily Results					
Time charter equivalent[6]	$ 37,676	$ 23,596	$ 14,542	$ 22,380	$ 24,143
Direct vessel operating expenses[7]	6,005	6,207	5,243	5,499	5,187
General and administrative expenses[8]	1,949	1,543	1,136	1,246	1,042
Total vessel operating expenses[9]	7,954	7,750	6,379	6,745	6,229
EBITDA	28,144	13,800	7,437	14,788	17,257
EBITDA Reconciliation *(dollars in thousands)*					
Net Income	$ 315,109	$ 84,518	$ (9,742)	$ 51,221	$ 30,282
+ Interest expense	37,852	35,043	14,511	16,292	19,005
+ Depreciation and amortization	100,806	84,925	60,431	42,820	24,808
EBITDA	$ 453,767	$ 204,486	$ 65,200	$ 110,333	$ 74,095

(1) EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Management of the Company uses EBITDA as a performance measure in consolidating monthly internal financial statements and is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA is not an item recognized by GAAP, and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The definition of EBITDA used here may not be comparable to that used by other companies.

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.

(3) Voyage days for fleet are the total days our vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by calendar days for the relevant period.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

(7) Daily direct vessel operating expenses, or DVOE, is calculated by dividing DVOE, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, by calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expenses by calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, or DVOE, and daily general and administrative expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following is a discussion of our financial condition at December 31, 2004 and 2003 and our results of operations comparing the years ended December 31, 2004 and 2003 and the years ended December 31, 2003 and 2002. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above.

We are a leading provider of international seaborne crude oil transportation services with one of the largest mid-sized tanker fleets in the world. As of December 31, 2004 our fleet consisted of 43 tankers (26 Aframax and 17 Suezmax tankers) with a total cargo carrying capacity of 5.2 million deadweight tons. In addition, we have four Suezmax tankers scheduled to be delivered between 2006 and early 2008 comprising an additional 0.6 million deadweight tons.

Spot and Time Charter Deployment

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.

Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates. We are constantly evaluating opportunities to increase the number of our tankers deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

Net Voyage Revenues as Performance Measure

For discussion and analysis purposes only, we evaluate performance using net voyage revenues. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of tankers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our tankers.

Our voyage revenues and voyage expenses are recognized ratably over the duration of the voyages and the lives of the charters, while direct vessel expenses are recognized when incurred. We recognize the revenues of time charters that contain rate escalation schedules at the average rate during the life of the contract. We calculate time charter equivalent, or TCE, rates by dividing net voyage revenue by voyage days for the relevant time period. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed-upon time required to load or discharge a cargo. We allocate corporate income and expenses, which include general and administrative and net interest expense, to tankers on a pro rata basis based on the number of months that we owned a tanker. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each tanker for the period.

Results of Operations

Margin analysis for the indicated items as a percentage of net voyage revenues for the years ended December 31, 2004, 2003 and 2002 are set forth in the table below.

Income Statement Margin Analysis
(% of Net Voyage Revenues)

	Year Ended December 31,		
	2004	2003	2002
Income Statement Data			
Net voyage revenues[1]	100%	100%	100%
Direct vessel expenses	16.6	27.3	37.9
General and administrative	5.4	6.8	8.3
Impairment (gain on sale) of vessels	(1.2)	5.2	9.0
Depreciation and amortization	17.3	25.2	41.5
Operating income	61.9	35.5	3.3
Net interest expense	6.5	10.4	10.0
Other expense	1.4	—	—
Net income (loss)	54.0	25.1	(6.7)

(1) Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter.

	Year Ended December 31,		
(dollars in thousands)	2004	2003	2002
Voyage revenues	$ 701,291	$ 454,456	$226,357
Voyage expenses	(117,955)	(117,810)	(80,790)
Net voyage revenues	$ 583,336	$ 336,646	$145,567

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Voyage Revenues. Voyage revenues increased by $246.8 million, or 54.3%, to $701.3 million for the year ended December 31, 2004 compared to $454.5 million for the prior year. This increase is due to the stronger spot market for Suezmax and Aframax tankers during the year ended December 31, 2004 compared to the prior year as well as an 8.4% increase in the average size of our fleet and the greater proportion of our fleet during 2004 that is comprised of Suezmax tankers, which usually generate more voyage revenue than Aframax tankers. The average size of our fleet increased to 44.0 (25.0 Aframax, 19.0 Suezmax) tankers during the year ended December 31, 2004 compared to 40.6 tankers (25.4 Aframax, 15.2 Suezmax) during the prior year. While one of our strategic initiatives is to grow by acquisition, there can be no assurance that we will grow our fleet in 2005.

Voyage Expenses. Voyage expenses were relatively unchanged, at $118.0 million for the year ended December 31, 2004 compared to $117.8 million for the prior year. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. During the year ended December 31, 2004, the number of days our vessels operated under spot charters decreased by 352, or 3.1%, to 11,111 days (4,738 days Aframax, 6,373 days Suezmax) from 11,463 days (6,514 days Aframax, 4,949 days Suezmax) during the prior year. Voyage expenses for the year ended December 31, 2004 did not decrease in proportion to the decrease in number of spot days due to the increased proportion during 2004 of the number of spot days being attributable to Suezmax vessels. Suezmax vessels generally earn higher daily voyage revenue than do Aframax vessels but also incur higher voyage expenses particularly with respect to fuel consumption.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $246.7 million, or 73.3%, to $583.3 million for the year ended December 31, 2004 compared to $336.6 million for the prior year. This increase is due to the stronger spot market for Suezmax and Aframax tankers during the year ended December 31, 2004 compared to the prior year as well as an 8.4% increase in the average size of our fleet and the greater proportion of our fleet during 2004 that is comprised of Suezmax tankers, which usually generate more voyage revenue than Aframax tankers. Our average TCE rates improved 59.7% to $37,676 during the year ended December 31, 2004 compared to $23,596 during the year ended December 31, 2003. The average size of our fleet increased 8.4% to 44.0 tankers (25.0 Aframax, 19.0 Suezmax) for the year ended December 31, 2004 compared to 40.6 tankers (25.4 Aframax, 15.2 Suezmax) for the prior year.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31, 2004	2003	Increase (Decrease)	% Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 82,894	$ 52,012	$ 30,882	59.4%
Suezmax	3,902	6,731	(2,829)	(42.0)%
Total	86,796	58,743	28,053	47.8%
Spot charter:				
Aframax	175,791	141,475	34,316	24.3%
Suezmax	320,749	136,428	184,321	135.1%
Total	496,540	277,903	218,637	78.7%
Total net voyage revenue	$583,336	$336,646	$246,690	73.3%
Vessel operating days:				
Time charter:				
Aframax	4,182	2,457	1,725	70.2%
Suezmax	189	347	(158)	(45.5)%
Total	4,371	2,804	1,567	55.9%
Spot charter:				
Aframax	4,738	6,514	(1,776)	(27.3)%
Suezmax	6,373	4,949	1,424	28.8%
Total	11,111	11,463	(352)	(3.1)%
Total vessel operating days	15,482	14,267	1,215	8.5%
Average number of vessels	44.0	40.6	3.4	8.4%
Time charter equivalent (TCE):				
Time charter:				
Aframax	$ 19,822	$ 21,172	$ (1,350)	(6.4)%
Suezmax	$ 20,646	$ 19,402	$ 1,244	6.4%
Combined	$ 19,857	$ 20,953	$ (1,095)	(5.2)%
Spot charter:				
Aframax	$ 37,099	$ 21,719	$ 15,381	70.8%
Suezmax	$ 50,331	$ 27,569	$ 22,763	82.6%
Combined	$ 44,689	$ 24,243	$ 20,446	84.3%
Total TCE	$ 37,676	$ 23,596	$ 14,080	59.7%

28

The following table summarizes the portion of our fleet on time charter as of March 9, 2005:

Vessel	Vessel Type	Expiration Date	Average Daily Rate[(1)]
Genmar Pericles	Aframax	October 3, 2005	$19,700
Genmar Trust	Aframax	October 15, 2005	$19,700
Genmar Spirit	Aframax	November 5, 2005	$19,700
Genmar Hector	Aframax	October 31, 2005	$19,700
Genmar Challenger	Aframax	December 6, 2005	$19,700
Genmar Trader	Aframax	December 16, 2005	$19,700
Genmar Champ	Aframax	January 10, 2006	$19,700
Genmar Star	Aframax	January 25, 2006	$19,700
Genmar Endurance	Aframax	February 13, 2006	$19,700
Genmar Princess	Aframax	May 9, 2005	$25,000
Genmar Constantine	Aframax	July 9, 2005	$28,355

(1) Before brokers' commissions.

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $4.8 million, or 5.3%, to $96.8 million for the year ended December 31, 2004 compared to $92.0 million for the prior year. This increase is primarily due to the growth of our fleet, which increased 8.4% during the year ended December 31, 2004 compared to the prior year. This increase is offset by a decrease in maintenance and repairs during the year ended December 31, 2004 on our Suezmax vessels as compared to the prior year as well as the timing of certain purchases, maintenance and repair costs. In addition, during the year ended December 31, 2004, the Company sold four Suezmax vessels which had higher historic operating costs than the other vessels in our fleet. On a daily basis, direct vessel expenses per vessel decreased by $202, or 3.3%, to $6,005 ($5,676 Aframax, $6,438 Suezmax) for the year ended December 31, 2004 compared to $6,207 ($5,679 Aframax, $7,081 Suezmax) for the prior year, primarily as the result of a decrease in maintenance and repairs on our Suezmax vessels. Although daily direct vessel operating expenses have decreased during 2004 compared to 2003, there can be no assurance that daily direct vessel operating expenses will not increase during 2005.

General and Administrative Expenses. General and administrative expenses increased by $8.5 million, or 37.4%, to $31.4 million for the year ended December 31, 2004 compared to $22.9 million for the prior year. The primary components of this increase are: (a) $2.4 million of lease payments and expenses associated with our lease of an aircraft which the Company entered into during February 2004; (b) $1.7 million of office related expenses of General Maritime Management (Portugal) Lda which we acquired during April 2004; (c) a $1.7 million increase in payroll expenses (salaries, benefits, incentive bonus and amortization of restricted stock awards) in our offices in New York and Greece in connection with the operation of a larger fleet during the year ended December 31, 2004 compared to the prior year; and (d) a $1.4 million increase in professional fees during the year ended December 31, 2004 compared to the prior year primarily due to increases in accounting fees associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. General and administrative expenses as a percentage of net voyage revenues decreased to 5.4% for the year ended December 31, 2004 from 6.8% for the prior year. Daily general and administrative expenses per vessel increased $406, or 26.3%, to $1,949 for the year ended December 31, 2004 compared to $1,543 for the prior year.

We anticipate that certain general and administrative expenses will increase during 2005. During 2005 as compared to prior years, a greater portion of the bonus of our Chief Executive Officer and other senior officers will be comprised of restricted stock awards, rather than cash. During February 2005, restricted stock awards were granted. The non-cash amortization associated with this grant will be approximately $4.0 million during 2005. In addition, cash expenses are expected to increase during 2005 compared to 2004 as a result of the relocation of our headquarters in New York to a larger office space to accommodate the Company's continued growth as well as General Maritime Management (Portugal) Lda being operated for a full year.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of tankers as well as amortization of drydocking, special survey and loan fees, increased by $15.9 million, or 18.7%, to $100.8 million for the year ended December 31, 2004 compared to $84.9 million for the prior year. This increase is primarily due to the growth in the average number of tankers in our fleet, which increased 8.4% during the year ended December 31, 2004 compared to the prior year as well as an increase in drydock amortization described in more detail below.

Amortization of drydocking increased by $4.7 million, or 66.6%, to $11.8 million for the year ended December 31, 2004 compared to $7.1 million for the prior year. This increase includes amortization associated with $17.1 million of capitalized expenditures relating to our tankers for the year ended December 31, 2004 as well as a full year of amortization associated with $14.1 million of capitalized drydocking for the prior year. We anticipate that the amortization associated with drydocking our vessels will increase in the future, as vessels we acquired during 2001, 2003 and 2004 are drydocked for the first time.

Amortization of deferred financing costs decreased by $0.3 million, or 9.4%, to $3.2 million for the year ended December 31, 2004 compared to $3.5 million for the prior year. This decrease is the result of amortization during the second half of 2004 associated with deferred financing costs paid on the 2004 Credit Facility which was lower than the amortization on the deferred loan costs associated with the three credit facilities which were refinanced. At the time of the refinancing, the unamortized deferred financing costs associated with the three refinanced credit facilities were written off.

Gain on Sale of Vessels. During July 2004, we agreed to sell four of our single-hull Suezmax vessels in order to reduce the number of single-hull vessels in the Company's fleet. These vessels were sold during August and October 2004 for aggregate net proceeds of approximately $84.2 million, resulting in a gain on sale of vessels of $6.6 million.

Impairment Charge/Gain on Sale of Vessels. During 2003, we sold two vessels held for sale as of December 31, 2002, resulting in an aggregate gain on sale of vessels of $2.7 million. Also during 2003, three double-bottom Aframax vessels acquired in 2003 were sold for an aggregate loss on sale of vessels of $1.2 million. Of these three vessels, two were delivered to their new owners in 2003 and one was delivered to its new owner in February 2004.

The Company had no impairment charges relating to any of the vessels in its fleet during the year ended December 31, 2004.

In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase-out of certain single-hull tankers from 2015 to 2010 unless the flag state extends the date to 2015. Management determined that the useful lives of its nine single-hull tankers would end in 2010, which is four to six years earlier than the 25-year useful lives the vessels had previously been ascribed. Because of the reduction in the useful lives of these single-hull tankers and the consequent reduction in projected cash flows, it was determined that an aggregate impairment charge of $18.8 million was required on five tankers, which represented the amount by which the carrying value of these tankers exceeded their fair value as determined by an independent third party appraiser.

Net Interest Expense. Net interest expense increased by $2.8 million, or 8.0%, to $37.8 million for the year ended December 31, 2004 compared to $35.0 million for the prior year. This increase is primarily the result of an 8.2% increase in our weighted average outstanding debt of $650.2 million for the year ended December 31, 2004 compared to $601.1 million for the year ended December 31, 2003.

Other Expense. On July 1, 2004, we entered into an $825 million credit facility, refinancing our First, Second and Third Credit Facilities. Upon consummation of this refinancing, unamortized deferred financing costs associated with the First, Second and Third Credit Facilities aggregating $7.9 million was written off as a non-cash charge in July 2004.

Net Income. Net income was $315.1 million for the year ended December 31, 2004 compared to net income of $84.5 million for the prior year.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Voyage Revenues. Voyage revenues increased by $228.1 million, or 100%, to $454.5 million for the year ended December 31, 2003 compared to $226.4 million for the prior year. $153.6 million of this increase is due to the acquisition of 14 Suezmax tankers and five Aframax tankers during 2003. In addition, voyage revenues increased by $74.5 million on the 28 tankers which were part of our fleet prior to January 1, 2003 to $300.9 million for the year ended December 31, 2003 compared to $226.4 million during the prior year, primarily as a result of better freight rates. The average size of our fleet increased 40.6% to 40.6 (25.4 Aframax, 15.2 Suezmax) tankers during the year ended December 31, 2003 compared to 28.9 tankers (23.9 Aframax, 5.0 Suezmax) during the prior year.

Voyage Expenses. Voyage expenses increased $37.0 million, or 45.8%, to $117.8 million for the year ended December 31, 2003 compared to $80.8 million for the prior year. $41.9 million of this increase is due to the acquisition of 14 Suezmax tankers and five Aframax tankers during 2003. In addition, voyage expenses decreased by $4.9 million on the tankers which were part of our fleet prior to January 1, 2003 to $75.9 million for the year ended December 31, 2003 compared to $80.8 million during the prior year, due primarily to a 534 day increase in the number of days these vessels were on time charter during 2003 as compared to 2002. Overall, the number of days that all of our tankers were under time charter contracts increased to 2,804 days for the year ended December 31, 2003 compared to 1,490 days for the prior year. The number of days that our tankers, including those acquired during 2003, operated in the spot market increased to 11,463 for the year ended December 31, 2003 compared to 8,520 days for the prior year. Typically, tankers operating on the spot market incur higher voyage expenses than those operating on time charter contract, as the owner, not the charterer, is responsible for voyage expenses.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $191.0 million, or 131%, to $336.6 million for the year ended December 31, 2003 compared to $145.6 million for the prior year. $111.7 million of this increase is due to the acquisition of 14 Suezmax tankers and five Aframax tankers during 2003. In addition, net voyage revenues increased by $79.3 million on the tankers which were part of our fleet prior to January 1, 2003 to $224.9 million for the year ended December 31, 2003 compared to $145.6 million during the prior year, primarily as a result of better freight rates. Our average TCE rates improved 62.3% to $23,596 during the year ended December 31, 2003 compared to $14,542 during the year ended December 31, 2002. The average size of our fleet increased 40.6% to 40.6 tankers (25.4 Aframax, 15.2 Suezmax) for the year ended December 31, 2003 compared to 28.9 tankers (23.9 Aframax, 5.0 Suezmax) for the prior year.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31, 2003	2002	Increase (Decrease)	% Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 52,012	$ 28,335	$ 23,677	83.6%
Suezmax	6,731	—	6,731	N/M
Total	58,743	28,335	30,408	107.3%
Spot charter:				
Aframax	141,475	89,524	51,951	58.0%
Suezmax	136,428	27,708	108,720	392.4%
Total	277,903	117,232	160,671	137.1%
Total net voyage revenue	$336,646	$145,567	$191,079	131.3%
Vessel operating days:				
Time charter:				
Aframax	2,457	1,490	967	64.9%
Suezmax	347	—	347	N/M
Total	2,804	1,490	1,314	88.2%
Spot charter:				
Aframax	6,514	6,722	(208)	(3.1)%
Suezmax	4,949	1,798	3,151	175.3%
Total	11,463	8,520	2,943	34.5%
Total vessel operating days	14,267	10,010	4,257	42.5%
Average number of vessels	40.6	28.9	11.7	40.6%
Time charter equivalent (TCE):				
Time charter:				
Aframax	$ 21,172	$ 19,017	$ 2,155	11.3%
Suezmax	$ 19,402	N/M	N/M	N/M
Combined	$ 20,953	$ 19,017	$ 1,936	10.2%
Spot charter:				
Aframax	$ 21,719	$ 13,318	$ 8,401	63.1%
Suezmax	$ 27,569	$ 15,410	$ 12,159	78.9%
Combined	$ 24,243	$ 13,760	$ 10,483	76.2%
Total TCE	$ 23,596	$ 14,542	$ 9,054	62.3%

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $36.8 million, or 66.5%, to $92.0 million for the year ended December 31, 2003 compared to $55.2 million for the prior year. This increase is primarily due to the growth of our fleet, which increased 40.6% for the same periods, as well as increases in maintenance and repairs, crew costs and insurance. The increase in maintenance and repairs is attributable to major repairs made on four tankers during 2003 as well as an increase in the value of the Euro against the U.S. dollar which made Euro-denominated expenditures in 2003 more costly. The increase in crew costs is attributable to Euro-denominated crew and officer wages. The increase in insurance costs is due to increases in hull and machinery and protection and indemnity which we believe are industry wide. In addition, a portion of this 40.6% increase in the size of our fleet relates to the acquisition of Suezmax vessels which, although generally generating higher TCE rates, are more costly to operate than Aframax vessels. On a daily basis, direct vessel expenses per vessel increased by $964, or 18.4%, to $6,207 ($5,679 Aframax, $7,081 Suezmax) for the year ended December 31, 2003 compared to $5,243 ($5,090 Aframax, $5,973 Suezmax) for the prior year, primarily as the result of an increase in maintenance and repairs, crew costs and insurance costs as well as the increase in the percentage of our fleet that consists of Suezmax vessels.

General and Administrative Expenses. General and administrative expenses increased by $10.9 million, or 90.1%, to $22.9 million for the year ended December 31, 2003 compared to $12.0 million for the prior year. This increase is primarily attributable to the growth of our fleet during 2003. In connection with the 40.6% increase in the size of our fleet in 2003, there was a $6.7 million increase in payroll expenses (salaries, benefits and incentive bonus), a $1.8 million increase in costs at General Maritime Management (Hellas) Ltd. (formerly United Overseas Tankers Ltd.) (much of which costs are denominated in Euros), a $1.0 million increase in general and administrative expenses of our vessel owning subsidiaries, and $0.5 million in costs at an office we opened in the United Kingdom in connection with the growth of our fleet during 2003. General and administrative expenses as a percentage of net voyage revenues decreased to 6.8% for the year ended December 31, 2003 from 8.3% for the prior year. Daily general and administrative expenses per vessel increased $407, or 35.8%, to $1,543 for the year ended December 31, 2003 compared to $1,136 for the prior year.

Impairment Charge/Gain on Sale of Vessels. During 2003, we sold two vessels held for sale as of December 31, 2002, resulting in an aggregate gain on sale of vessels of $2.7 million. Also during 2003, three double-bottom Aframax vessels acquired in 2003 were sold for an aggregate loss on sale of vessels of $1.2 million. Of these three vessels, two were delivered to their new owners in 2003 and one was delivered to its new owner in February 2004.

In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase-out of certain single-hull tankers from 2015 to 2010 unless the flag state extends the date to 2015. Management determined that the useful lives of its nine single-hull tankers would end in 2010, which is four to six years earlier than the 25-year useful lives the vessels had previously been ascribed. Because of the reduction in the useful lives of these single-hull tankers and the consequent reduction in projected cash flows, it was determined that an aggregate impairment charge of $18.8 million was required on five tankers, which represented the amount by which the carrying value of these tankers exceeded their fair value as determined by an independent third party appraiser.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of tankers as well as amortization of drydocking, special survey and loan fees, increased by $24.5 million, or 40.5%, to $84.9 million for the year ended December 31, 2003 compared to $60.4 million for the prior year. This increase is primarily due to the growth in the average number of tankers in our fleet, which increased 40.6% during the year ended December 31, 2003 compared to the prior year.

Amortization of drydocking increased by $2.8 million, or 62.9%, to $7.1 million for the year ended December 31, 2003 compared to $4.3 million for the prior year. This increase includes amortization associated with $14.1 million of capitalized expenditures relating to our tankers for the year ended December 31, 2003 as well as a full year of amortization associated with $13.5 million of capitalized drydocking for the prior year.

Amortization of deferred financing costs increased by $2.0 million, or 132%, to $3.5 million for the year ended December 31, 2003 compared to $1.5 million for the prior year. This increase includes amortization associated with $14.6 million of deferred financing costs capitalized during 2003.

Net Interest Expense. Net interest expense increased by $20.5 million, or 141%, to $35.0 million for the year ended December 31, 2003 compared to $14.5 million for the prior year. $19.6 million of this increase in net interest expense during the year ended December 31, 2003 compared to the year ended December 31, 2002 is due to the $250 million of Senior Notes we issued in March 2003 in connection with the acquisition of 19 vessels, which have a 10% coupon which is significantly higher than the interest rates on the remainder of our long-term debt. The remainder of this increase is the result of a 30.9% increase in our weighted average outstanding debt (excluding the Senior Notes) of $411.1 million for the year ended December 31, 2003 compared to $314.0 million for the year ended December 31, 2002.

Net Income. Net income was $84.5 million for the year ended December 31, 2003 compared to net loss of $(9.7) million for the prior year.

Liquidity and Capital Resources

Sources and Uses of Funds; Cash Management

Since our formation, our principal sources of funds have been equity financings, issuance of long-term debt securities, operating cash flows and long-term bank borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our tankers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities.

Our practice has been to acquire tankers using a combination of funds received from equity investors, bank debt secured by mortgages on our tankers and shares of the common stock of our shipowning subsidiaries, and long-term debt securities. Since our payment of dividends is expected to decrease our available cash, while we expect to use our operating cash flows and borrowings to fund acquisitions, if any, on a short-term basis, we also intend to review debt and equity financing alternatives to fund such acquisitions. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer tankers and the selective sale of older tankers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire tankers on favorable terms.

We expect to rely on operating cash flows as well as long-term borrowings and future equity offerings to implement our growth plan and our dividend policy. We believe that our current cash balance as well as operating cash flows and available borrowings under our credit facilities will be sufficient to meet our liquidity needs for the next year.

Our operation of ocean-going tankers carries an inherent risk of catastrophic marine disasters and property losses caused by adverse severe weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to business interruptions due to political circumstances, hostilities among nations, labor strikes and boycotts. Our current insurance coverage includes (1) protection and indemnity insurance coverage for tort liability, which is provided by mutual protection and indemnity associations, (2) hull and machinery insurance for actual or constructive loss from collision, fire, grounding and engine breakdown, (3) war risk insurance for confiscation, seizure, capture, vandalism, sabotage and other war-related risks and (4) loss of hire insurance for loss of revenue for up to 90 days resulting from a tanker being off hire for all of our tankers.

Dividend Policy

On January 26, 2005 we announced that our board of directors has initiated a cash dividend policy. Under the policy, we plan to declare quarterly dividends to shareholders in April, July, October and February of each year based on our EBITDA after interest expense and reserves, as established by the board of directors. These reserves, which the board of directors expects to review on at least an annual basis, will take into account normal maintenance and drydocking of existing vessels as well as capital expenditures for vessel acquisitions to ensure the indefinite renewal of our fleet. We expect that our estimated maintenance and renewal capital expenditure reserve will be $100 million in 2005. Our board of directors expects to review these reserves from time to time and at least annually, taking into account the remaining useful life and asset value of the fleet, among other factors. We expect to declare our initial quarterly dividend following the announcement of its first quarter 2005 results during the fourth week of April 2005.

The indenture of our Senior Notes generally allows us to pay dividends and other "restricted payments" up to an amount equal to 50% of the cumulative net income earned since the first quarter of 2003 plus an additional $25 million. We are currently exploring various options for ensuring our ability to pay dividends as defined by the new dividend policy, and will review available equity and debt financing alternatives from time to time. Any dividends paid will be subject to the consent of our lenders under our 2004 Credit Facility and applicable provisions of Marshall Islands law.

Debt Financings

2004 Credit Facility

On July 1, 2004, we closed on an $825 million senior secured bank financing facility, or the 2004 Credit Facility, consisting of a term loan of $225 million and a revolving loan of $600 million. The term loan has a five year maturity at a rate of LIBOR plus 1.0% and amortizes on a quarterly basis with 19 payments of $10 million and one payment of $35 million. The revolving loan component, which does not amortize, has a five year maturity at a rate of LIBOR plus 1.0% on the used portion and a 0.5% commitment fee on the unused portion. As of December 31, 2004, the 2004 Credit Facility is secured by all of the ships in the Company's 43 vessel fleet.

Concurrent with the closing of the 2004 Credit Facility, pursuant to which we borrowed $225 million under the term loan and $290 million under the revolving credit facility, we retired our existing First, Second and Third Credit Facilities, described below, in a series of transactions we refer to as the 2004 Refinancings. At the time of the 2004 Refinancings, the 2004 Credit Facility was secured by the 42 vessels which collateralized the First, Second and Third Credit Facilities and the five vessels which we acquired in April 2004 and July 2004. In addition, each of our subsidiaries which has an ownership interest in any tanker vessel that is secured by the 2004 Credit Facility has provided unconditional guaranties of all amounts owing under the 2004 Credit Facility. Deferred financing costs incurred relating to the 2004 Credit Facility aggregated $6.9 million.

Upon consummating the 2004 Refinancings, unamortized deferred financing costs associated with the First, Second and Third Credit Facilities aggregating $7.9 million were written off as a non-cash charge in July 2004. This non-cash charge is classified as other expense on the statement of operations.

During August and October 2004, we sold four vessels *(Genmar Harriet, Genmar Centaur, Genmar Traveller and Genmar Transporter)* that were part of the collateral of the 2004 Credit Facility. Pursuant to an amendment to the 2004 Credit Facility, we are permitted, until August 2005 to substitute as collateral future vessel acquisitions with a fair value equivalent to the vessels sold. Had this amendment not been agreed to, we would, upon the sale of the four vessels in August and October 2004, have had to repay approximately $13.1 million associated with the $225 million term loan and the $600 million revolving credit facility would have been permanently reduced by approximately $35.2 million. In accordance with the amendment to the 2004 Credit Facility, we placed approximately $13.1 million in escrow which will be returned to us if collateral is substituted as described above. This amount of cash held in escrow is classified as other assets on our balance sheet. If such collateral is not fully provided, on August 31, 2005, the remaining amount held in the escrow account will be used to repay a portion of the term loan. With respect to the revolving credit facility, approximately $35.2 million is currently not available to be drawn until such substitute collateral is provided. To the extent substitute collateral is not provided by August 31, 2005, the revolving credit facility will be permanently reduced.

The 2004 Credit Facility is secured by all of the ships in our current 43 vessel fleet and $13.1 million cash held in escrow.

First, Second and Third Credit Facilities—Refinanced by the 2004 Credit Facility

The First Credit Facility was comprised of a $200 million term loan and a $100 million revolving loan. The First Credit Facility was to mature on June 15, 2006. The First Credit Facility bore interest at LIBOR plus 1.5%. We were obligated to pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. Due to the sale of three of the Aframax tankers securing the First Credit Facility, the revolving loan facility was reduced to $96.5 million.

The Second Credit Facility consisted of a $115 million term loan and a $50 million revolving loan. The Second Credit Facility was to mature on June 27, 2006. The Second Credit Facility bore interest at LIBOR plus 1.5%. We were obligated to pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis.

On March 11, 2003 in connection with the Metrostar acquisition, we entered into commitments for $450 million in credit facilities. These credit facilities were comprised of a first priority $350 million amortizing term loan, which we refer to as the Third Credit Facility, and a second priority $100,000 non-amortizing term loan, which we refer to as the second priority term loan. Pursuant to the issuance of the Senior Notes described below, the Third Credit Facility was reduced to $275 million and the second priority term loan was eliminated. The Third Credit Facility was to mature on March 10, 2008 and bore interest at LIBOR plus 1.625%.

Interest Rate Swap Agreements

In August and October 2001, we entered into interest rate swap agreements with foreign banks to manage interest costs and the risk associated with changing interest rates. At their inception, these swaps had notional principal amounts equal to 50% of our outstanding term loans under its First and Second Credit Facilities. The notional principal amounts amortize at the same rate as the term loans. The interest rate swap agreement entered into during August 2001 hedged the First Credit Facility, described above, to a fixed rate of 6.25%. This swap agreement terminates on June 15, 2006. The interest rate swap agreement entered into during October 2001 hedged the Second Credit Facility, described above, to a fixed rate of 5.485%. This swap agreement terminates on June 27, 2006. The differential to be paid or received for these swap agreements is recognized as an adjustment to interest expense as incurred. As of December 31, 2004, the outstanding notional principal amounts on the swap agreements entered into during August 2001 and October 2001 are $27.0 million and $18.5 million, respectively. We have determined that these interest rate swap agreements, which effectively hedged our First and Second Credit Facilities continue to effectively hedge our 2004 Credit Facility.

Senior Notes

On March 20, 2003, we issued $250 million of 10% Senior Notes which are due March 15, 2013. Interest is paid on the Senior Notes each March 15 and September 15. The Senior Notes are general unsecured, senior obligations. The proceeds of the Senior Notes, prior to payment of fees and expenses, were $246.2 million. The Senior Notes contain incurrence covenants which, among other things, restrict our future ability to incur future indebtedness and liens, to apply the proceeds of asset sales freely, to merge or undergo other changes of control and to pay dividends. As of December 31, 2004, the discount on the Senior Notes is $3.4 million. This discount is being amortized as interest expense over the term of the senior notes using the effective interest method. The Senior Notes are guaranteed by all of our present subsidiaries and future "restricted" subsidiaries (all of which are 100% owned by us). These guarantees are full and unconditional and joint and several with us, General Maritime Corporation, the parent company. We, as the parent company, have no independent assets or operations. Additionally, certain defaults on other debt instruments, such as failure to pay interest or principal when due, are deemed to be a default under the Senior Notes agreement.

In addition, the provisions of the Senior Notes require that the proceeds from vessel sales, net of required debt payments made on senior indebtedness, be used to acquire additional assets within one year from the dates of sale. If such assets are not acquired, any excess proceeds, after reduction of the indebtedness under the 2004 Credit Facility, are to be used to repurchase Senior Notes. As of December 31, 2004, such excess net proceeds pertaining to the four vessels sold during August and October 2004 aggregate $35.9 million, which, if not used to acquire additional assets through August 2005, will be used to repurchase Senior Notes.

In accordance with the terms of our Senior Notes, we cannot make cumulative "restricted payments" in excess of the sum of (1) 50% of net income earned subsequent to December 31, 2002, (2) cash proceeds from common stock issued subsequent to December 31, 2002 and (3) $25 million. "Restricted payments" principally include dividends, purchases of our own common stock, and repayments of debt subordinate to the senior notes prior to their maturity.

The terms and conditions of the 2004 Credit Facility require compliance with certain restrictive covenants, which we feel are consistent with loan facilities incurred by other shipping companies. Under the 2004 Credit Facility, we are required to maintain certain ratios such as: vessel market values to total outstanding loans and undrawn revolving credit facilities, EBITDA to net interest expense and to maintain minimum levels of working capital. In addition, the 2004 Credit Facility restricts the payment of dividends and repurchase of common shares to an aggregate of $1.0 million per year.

As of December 31, 2004, we are in compliance with all of the financial covenants under our 2004 Credit Facility and our Senior Notes.

The total outstanding amounts as of December 31, 2004 associated with our 2004 Credit Facility and Senior Notes as well as their maturity dates are as follows:

Total Outstanding Debt and Maturity Date
(dollars in thousands)

	Outstanding Debt	Maturity Date
Total long-term debt		
2004 Credit Facility	$240,000	June 2009
Senior Notes	250,000	March 2013

Cash and Working Capital

Cash increased to $46.9 million as of December 31, 2004 compared to $38.9 million as of December 31, 2003. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital was $68.0 million as of December 31, 2004, compared to $12.7 million as of December 31, 2003. The current portion of long-term debt included in our current liabilities was $40.0 million as of December 31, 2004 and $59.6 million as of December 31, 2003.

Cash Flows from Operating Activities

Net cash provided by operating activities increased 104% to $363.2 million for the year ended December 31, 2004, compared to $178.1 million for the prior year. This increase is primarily attributable to net income of $315.1 million, depreciation and amortization of $100.8 million for the year ended December 31, 2004 compared to net income of $84.5 million, depreciation and amortization of $84.9 million and a non-cash impairment charge of $18.8 million for the prior year.

Net cash provided by operating activities increased 308% to $178.1 million for the year ended December 31, 2003, compared to $43.6 million for the prior year. This increase is primarily attributable to net income of $84.5 million and depreciation and amortization of $84.9 million and a non-cash impairment charge of $18.8 million for the year ended December 31, 2003 compared to net loss of $9.7 million, depreciation and amortization of $60.4 million and a non-cash impairment charge of $13.4 million for the prior year.

Cash Flows from Investing Activities

Net cash used in investing activities was $168.5 million for the year ended December 31, 2004 compared to $502.9 million for the prior year. During the year ended December 31, 2004, we paid $180.6 million to the seller for five tankers, and paid $76.0 million for four Suezmax newbuilding contracts (of which $67.2 million was paid to the seller of those contracts and $8.8 million of installment payments were made to the shipyards). During the year ended December 31, 2004, we received $94.6 million of proceeds from the sale of one Aframax tanker and four Suezmax tankers. During the year ended December 31, 2003, we expended $528.5 million for the purchase of 19 tankers and we received $27.3 million of proceeds from the sale of four Aframax tankers.

Net cash used by investing activities was $502.9 million for the year ended December 31, 2003 compared to net cash provided by investing activities of $2.0 million for the year ended December 31, 2002. During the year ended December 31, 2003, we expended $528.5 million for the purchase of 19 tankers and received $27.3 million from the sale of four Aframax tankers. During the year ended December 31, 2002, we received $2.3 million from the sale of one Aframax tanker.

Cash Flows from Financing Activities

Net cash used by financing activities was $186.7 million for the year ended December 31, 2004 compared to net cash provided by financing activities of $361.0 million for the prior year period. The change in cash provided by financing activities relates to the following:

- Net proceeds from the issuance of long-term debt during the year ended December 31, 2004, net of issuance costs of $7.2 million, were $507.8 million relating the initial borrowings under our 2004 Credit Facility. Net proceeds from issuance of long-term debt during the year ended December 31, 2003 net of issuance costs of $14.6 was $506.6 million, which was comprised of $246.2 million of proceeds from our Senior Notes offering and $275.0 million from our Third Credit Facility.
- During the year ended December 31, 2004, we retired our First, Second and Third Credit Facilities, and repaid the $448.3 million outstanding on those credit facilities at the time of their retirement.
- Principal repayments of long-term debt were $59.0 million for the year ended December 31, 2004 associated with permanent principal repayments under our First, Second, Third and 2004 Credit Facilities. Principal repayments of long-term debt were $91.6 million for the year ended December 31, 2003 associated with permanent principal repayments under our First, Second and Third Credit Facilities.
- During the year ended December 31, 2004, we repaid $177.0 million of revolving debt associated with our First, Second and 2004 Credit Facilities; during the year ended December 31, 2003, we repaid $54.1 million of revolving debt associated with our First and Second Credit Facilities.
- During the year ended December 31, 2004, we sold three Suezmax vessels which would have required a $13.1 million repayment of the term loan portion of our 2004 Credit Facility. Pursuant to an amendment to the 2004 Credit Facility, we have until August 2005 to provide substitute collateral to the 2004 Credit Facility. This $13.1 million was placed in an escrow account with the lender pending our providing substitute collateral.

Net cash provided by financing activities was $361.0 million for the year ended December 31, 2003 compared to net cash used by financing activities of $60.2 million for the year ended December 31, 2002. The change in cash provided by financing activities relates to the following:

- Net proceeds from borrowing under long-term debt during the year ended December 31, 2003 aggregated $521.2 million consisting of $246.2 million of proceeds from the issuance of Senior Notes and $275.0 million of borrowings under our Third Credit Facility.
- Principal repayments of long-term debt during the year ended December 31, 2003 aggregated $145.7 million, which consisted of $91.6 million of principal repayments under our First, Second and Third Credit Facilities and $54.1 million of net payments made under our revolving credit facilities. During the year ended December 31, 2002, principal repayments of long-term debt aggregated $59.6 million, which consisted of $74.6 million of scheduled principal repayments under our First and Second Credit Facilities and $15.0 million of net borrowings made under our revolving credit facilities.
- During the years ended December 31, 2003 and 2002, payments for deferred financing costs aggregated $14.6 million and $0.1 million, respectively.

Capital Expenditures for Drydockings and Vessel Acquisitions

Drydocking

In addition to tanker acquisition, other major capital expenditures include funding our maintenance program of regularly scheduled in-water survey or drydocking necessary to preserve the quality of our tankers as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that tankers which are younger than 15 years are required to undergo in-water surveys 2.5 years after a drydock and that tankers are to be drydocked every five years, while tankers 15 years or older are to be drydocked every 2.5 years in which case the additional drydocks take the place of these in-water surveys. During 2005, we anticipate that we will capitalize costs associated with drydocks or significant in-water surveys on approximately 18 tankers and that the expenditures to perform these drydocks will aggregate approximately $30 million. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations, utilize our revolving credit facilities or to secure additional financing.

Vessel Acquisitions

In July 2004, we acquired four Suezmax newbuilding contracts. The purchase price of these contracts aggregate $67.2 million which was paid to the seller of those contracts. Also in July 2004, $8.8 million was paid to the shipyard as an installment on the construction of the vessels associated with these contracts. As of December 31, 2004, we are required to pay an additional aggregate amount of $152.8 million through the completion of construction of these four Suezmax tankers delivery of which is expected to occur between March 2006 and January 2008. The installments that comprise this $152.8 million are payable as follows: $6.5 million in 2005, $71.3 million in 2006, $42.4 million in 2007, and $32.6 million in 2008.

Other Commitments

In February 2004, the Company entered into an operating lease for an aircraft. The lease has a term of five years and requires monthly payments by the Company of $125,000.

In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $109,724 per month from October 1, 2005 to September 30, 2010, $118,868 per month from October 1, 2010 to September 30, 2015, and $128,011 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $112,611.

The following is a tabular summary of our future contractual obligations for the categories set forth below (dollars in millions):

	Total	2005	2006	2007	2008	2009	Thereafter
Debt payments	$490.0	$40.0	$ 40.0	$40.0	$40.0	$80.0	$250.0
New building installments	152.8	6.5	71.3	42.4	32.6	0.0	0.0
Aircraft lease	6.1	1.5	1.5	1.5	1.5	0.1	0.0
New York office lease	21.3	0.3	1.3	1.3	1.3	1.3	15.8
Total commitments	$670.2	$48.3	$114.1	$85.2	$75.4	$81.4	$265.8

Other Derivative Financial Instruments

As part of our business strategy, we may enter into arrangements commonly known as forward freight agreements, or FFAs, to hedge and manage market risks relating to the deployment of our existing fleet of vessels. The FFAs being considered by the company are future contracts, or commitments to perform in the future a shipping service between ship owners, charters and traders. Generally, these FFAs would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Although FFAs can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into FFAs, our objective would be to hedge and manage market risks as part of our commercial management. It is not currently our intention to enter into FFAs to generate a stream of income independent of the revenues we derive from the operation of our fleet of vessels. If we determine to enter into FFAs, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market. We have not entered into any FFA contracts as of December 31, 2004.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies. Except for a change in the estimated useful lives of our single-hull tankers effective October 1, 2003 and the increase in residual scrap values of our tankers effective January 1, 2004, we believe that there has been no change in or additions to our critical accounting policies since December 2001.

Revenue Recognition. Revenue is generally recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Our revenues are earned under time charters or voyage contracts. Revenue from time charters is earned and recognized on a daily basis. Certain time charters contain provisions which provide for adjustments to time charter rates based on agreed-upon market rates. Revenue for voyage contracts is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of voyage days worked at the balance sheet date divided by the total number of days expected on the voyage.

Allowance for Doubtful Accounts. We do not provide any reserve for doubtful accounts associated with our voyage revenues because we believe that our customers are of high creditworthiness and there are no serious issues concerning collectibility. We have had an excellent collection record during the past four years ended December 31, 2004. To the extent that some voyage revenues become uncollectible, the amounts of these revenues would be expensed at that time. We provide a reserve for our demurrage revenues based upon our historical record of collecting these amounts. As of December 31, 2004, we provided a reserve of approximately 14% for these claims, which we believe is adequate in light of our collection history. We periodically review the adequacy of this reserve so that it properly reflects our collection history. To the extent that our collection experience warrants a greater reserve we will incur an expense as to increase this amount in that period.

Depreciation and Amortization. We record the value of our tankers at their cost (which includes acquisition costs directly attributable to the tanker and expenditures made to prepare the tanker for its initial voyage) less accumulated depreciation. We depreciate our non-single-hull tankers on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. The useful lives of our single-hull tankers range from 19 to 21 years from the date of delivery, as we consider 2010 to coincide with the end of their useful lives. We believe that a 25-year depreciable life for double-hull and double-sided tankers is consistent with that of other ship owners. Depreciation is based on cost less the estimated residual scrap value. Until December 31, 2003, we estimated residual scrap value as the lightweight tonnage of each tanker multiplied by $125 scrap value per ton. Effective January 1, 2004, we changed our estimate of residual scrap value per lightweight ton to be $175, which we believe better approximates the historical average price of scrap steel. An increase in the useful life of the tanker would have the effect of decreasing the annual depreciation charge and extending it into later periods. An increase in the residual scrap value (as was done in 2004) would decrease the amount of the annual depreciation charge. A decrease in the useful life of the tanker would have the effect of increasing the annual depreciation charge. A decrease in the residual scrap value would increase the amount of the annual depreciation charge.

Replacements, Renewals and Betterments. We capitalize and depreciate the costs of significant replacements, renewals and betterments to our tankers over the shorter of the tanker's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on our judgment as to expenditures that extend a tanker's useful life or increase the operational efficiency of a tanker. We believe that these criteria are consistent with GAAP and that our policy of capitalization reflects the economics and market values of our tankers. Costs that are not depreciated are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred. If the amount of the expenditures we capitalize for replacements, renewals and betterments to our tankers were reduced, we would recognize the amount of the difference as an expense.

Deferred Drydock Costs. Our tankers are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the tankers are operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight-line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard; cost of fuel consumed between the tanker's last discharge port prior to the drydock and the time the tanker leaves the drydock yard; cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock; cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflects the economics and market values of the tankers.

Impairment of Long-Lived Assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, tanker sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each tanker and compare it to the tanker carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual tanker basis.

Recent Accounting Pronouncements

On January 17, 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Such Interpretation addresses the consolidation of variable interest entities ("VIEs"), including special purpose entities ("SPEs"), that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46 were effective immediately for transactions entered into by the Company subsequent to January 31, 2003 and became effective for all other transactions as of July 1, 2003. However, in October 2003, the FASB permitted companies to defer the July 1, 2003 effective date to December 31, 2003, in whole or in part. On December 24, 2003, the FASB issued a complete replacement of FIN 46 ("FIN 46R"), which clarified certain complexities of FIN 46 and generally requires adoption no later than December 31, 2003 for entities that were considered SPEs under previous guidance, and no later than March 31, 2004 for all other entities. The Company adopted FIN 46R in its entirety as of December 31, 2003 even though adoption for non-SPEs was not required until March 31, 2004. The adoption of FIN 46R did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award SFAS 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB 25. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

Entities that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. The Company is currently evaluating the impact of adopting SFAS No. 123R.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Risk

We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At December 31, 2004, we had $240.0 million of floating rate debt with a margin over LIBOR of 1.0% compared to December 31, 2003 when we had $409.3 million of floating rate debt with margins over LIBOR ranging from 1.5% to 1.625%. We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. As of December 31, 2004 and 2003, we were party to interest rate swap agreements having aggregate notional amounts of $45.5 million and $71.5 million, respectively, which effectively fixed LIBOR on a like amount of principal at rates ranging from 3.985% to 4.75%. If we terminate these swap agreements prior to their maturity, we may be required to pay or receive an amount upon termination based on the prevailing interest rate, time to maturity and outstanding notional principal amount at the time of termination. As of December 31, 2004 the fair value of these swaps was a net liability to us of $0.6 million. A one percent increase in LIBOR would increase interest expense on the portion of our $194.5 million outstanding floating rate indebtedness that is not hedged by approximately $1.9 million per year from December 31, 2004.

Foreign Exchange Rate Risk

The international tanker industry's functional currency is the U.S. Dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. Dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which is the Euro, as well as British Pounds, Japanese Yen, Singapore Dollars, Australian Dollars and Norwegian Kroners. During the year ended December 31, 2004, at least 14% of the Company's direct vessel operating expenses and general and administrative expenses were denominated in these currencies. The potential additional expense from a 10% adverse change in quoted foreign currency exchange rates, as it relates to all of these currencies, would be approximately $1.8 million for the year ended December 31, 2004.

Consolidated Balance Sheets

December 31, 2004 and 2003

(dollars in thousands except per share data)	December 31, 2004	2003
Assets		
Current Assets:		
Cash	$ 46,921	$ 38,905
Due from charterers, net	73,883	36,209
Vessel held for sale	—	10,388
Prepaid expenses and other current assets	31,341	16,971
Total current assets	152,145	102,473
Noncurrent Assets:		
Vessels, net of accumulated depreciation of $280,215 and $217,228, respectively	1,139,594	1,114,978
Vessel construction in progress	77,909	—
Other fixed assets, net	3,849	2,069
Deferred drydock costs, net	23,101	22,620
Deferred financing costs, net	11,860	15,685
Other assets	13,050	—
Goodwill	5,753	5,753
Total noncurrent assets	1,275,116	1,161,105
Total Assets	$1,427,261	$1,263,578
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 36,799	$ 22,418
Accrued interest	7,321	7,800
Current portion of long-term debt	40,000	59,553
Total current liabilities	84,120	89,771
Noncurrent Liabilities:		
Deferred voyage revenue	5,558	6,330
Long-term debt	446,597	596,117
Derivative liability for cash flow hedge	560	2,480
Total noncurrent liabilities	452,715	604,927
Total Liabilities	536,835	694,698
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, $0.01 par value per share; authorized 75,000,000 shares; issued and outstanding 37,895,870 and 37,614,145 shares at December 31, 2004 and December 31, 2003, respectively	379	376
Paid-in capital	424,021	421,189
Restricted stock	(3,646)	(5,313)
Retained earnings	470,217	155,108
Accumulated other comprehensive loss	(545)	(2,480)
Total shareholders' equity	890,426	568,880
Total Liabilities and Shareholders' Equity	$1,427,261	$1,263,578

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2004, 2003 and 2002

(dollars in thousands except per share data)	2004	2003	2002
Voyage Revenues:			
Voyage revenues	$701,291	$454,456	$226,357
Operating Expenses:			
Voyage expenses	117,955	117,810	80,790
Direct vessel expenses	96,818	91,981	55,241
General and administrative	31,420	22,866	12,026
Depreciation and amortization	100,806	84,925	60,431
Gain on sale of vessels	(6,570)	(1,490)	(266)
Impairment charge	—	18,803	13,366
Total operating expenses	340,429	334,895	221,588
Operating Income	360,862	119,561	4,769
Other Expense:			
Interest income	979	462	236
Interest expense	(38,831)	(35,505)	(14,747)
Other expense	(7,901)	—	—
Net other expense	(45,753)	(35,043)	(14,511)
Net income (loss)	$315,109	$ 84,518	$ (9,742)
Earnings (loss) per common share:			
Basic	$ 8.51	$ 2.29	$ (0.26)
Diluted	$ 8.33	$ 2.26	$ (0.26)
Weighted average shares outstanding—basic	37,049,266	36,967,174	36,980,600
Weighted average shares outstanding—diluted	37,813,929	37,355,764	36,980,600

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2004, 2003 and 2002

(dollars in thousands, except per share data)	Common Stock	Paid-In Capital	Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total
Balance as of January 1, 2002	$ 370	$ 416,095		$ 80,332	$(1,107)		$ 495,690
Net Loss				(9,742)		$ (9,742)	(9,742)
Unrealized derivative losses on cash flow hedge					(3,263)	(3,263)	(3,263)
						$ (13,005)	
Issuance of 625,000 shares of restricted stock	6	3,788	$ (3,794)				—
Restricted stock amortization			52				52
Purchase price adjustment		(634)					(634)
Common stock issuance costs		(467)					(467)
Balance as of December 31, 2002	376	418,782	(3,742)	70,590	(4,370)		481,636
Net Income				84,518		$ 84,518	84,518
Unrealized derivative gains on cash flow hedge					1,890	1,890	1,890
						$ 86,408	
Issuance of 155,000 shares of restricted stock		2,260	(2,260)				—
Restricted stock amortization			689				689
Exercise of stock options	—	147					147
Balance as of December 31, 2003	376	421,189	(5,313)	155,108	(2,480)		568,880
Net Income				315,109		$ 315,109	315,109
Unrealized derivative gains on cash flow hedge					1,935	1,935	1,935
						$317,044	
Restricted stock amortization			1,667				1,667
Exercise of stock options	3	2,832					2,835
Balance as of December 31, 2004	$379	$424,021	$(3,646)	$470,217	$ (545)		$890,426

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004, 2003 and 2002

(dollars in thousands)	2004	2003	2002
Cash Flows Provided by Operating Activities:			
Net income (loss)	$ 315,109	$ 84,518	$ (9,742)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Gain on sale of vessels	(6,570)	(1,490)	(266)
Impairment charge	—	18,803	13,366
Depreciation and amortization	100,806	84,925	60,431
Other non-cash expense	7,901	—	—
Amortization of discount on senior notes	254	185	—
Restricted stock compensation expense	1,667	689	52
Changes in assets and liabilities:			
Increase in due from charterers	(37,674)	(10,850)	(5,645)
Increase in prepaid expenses and other current assets	(13,502)	(4,819)	(3,433)
Increase in accounts payable and accrued expenses	13,548	7,261	4,660
(Decrease) increase in accrued interest	(479)	7,441	(61)
(Decrease) increase in deferred voyage revenue	(772)	5,586	(2,179)
Deferred drydock costs incurred	(17,050)	(14,137)	(13,546)
Net cash provided by operating activities	363,238	178,112	43,637
Cash Flows (Used) Provided by Investing Activities:			
Purchase of vessels	(182,457)	(528,519)	—
Payments for vessel construction in progress	(77,909)	—	—
Purchase of other fixed assets	(2,544)	(1,677)	(217)
Proceeds from sale of vessels	94,570	27,277	2,251
Acquisition of business net of cash received	(137)	—	—
Net cash (used) provided by investing activities	(168,477)	(502,919)	2,034
Cash Flows (Used) Provided by Financing Activities:			
Proceeds from senior notes offering	—	246,158	—
Long-term debt borrowings	515,000	275,000	—
Payments to retire long-term debt	(448,305)	—	—
Principal payments on long-term debt	(59,022)	(91,584)	(74,589)
Net (payments) borrowings on revolving credit facilities	(177,000)	(54,100)	15,000
Deferred financing costs paid	(7,203)	(14,590)	(120)
Proceeds from exercise of stock options	2,835	147	—
Cash placed in escrow with lender	(13,050)	—	—
Common stock issuance costs	—	—	(467)
Net cash (used) provided by financing activities	(186,745)	361,031	(60,176)
Net increase (decrease) in cash	8,016	36,224	(14,505)
Cash, beginning of the year	38,905	2,681	17,186
Cash, end of year	$ 46,921	$ 38,905	$ 2,681
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest (net of amount capitalized)	$ 39,310	$ 28,064	$ 14,808

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2004, 2003 and 2002

(dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Nature of Business. General Maritime Corporation (the "Company") through its subsidiaries provides international transportation services of seaborne crude oil. The Company's fleet is comprised of both Aframax and Suezmax tankers. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil.

The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts between two to ten weeks, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed-upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer.

Basis of Presentation. The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the significant accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States of America, is presented below.

Certain reclassifications have been made to the Company's prior year financial statements to conform to 2004 presentation.

Business Geographics. Non-U.S. operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters, over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil products by geographical area.

Segment Reporting. The Company has determined that it operates in one reportable segment, the transportation of crude oil with its fleet of midsize tankers.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Revenue and Expense Recognition. Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Voyage Charters. Voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements.

These expenses principally consist of fuel and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2004 and 2003, the Company has a reserve of approximately $2,320 and $1,143, respectively, against its due from charterers balance associated with demurrage revenues.

Time Charters. Revenue from time charters are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. Direct vessel expenses are recognized when incurred. As of December 31, 2004 and 2003, the Company has a reserve of $2,386 and $0, respectively, against its due from charterers balance associated with estimated performance claims against the Company's time charters.

Vessels, Net. Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard for non-single-hull vessels. During the fourth quarter of 2003, management determined that single-hull vessels can only trade until 2010, when regulatory restrictions require their phase-out unless certain conditions are met, resulting in a reduction of the estimated useful lives of single-hull vessels to 19 to 21 years from the date of initial delivery from the shipyard. This change in estimate resulted in an increase in annual depreciation expense of approximately $8,500, or $0.23 per share, through 2009 on the Company's nine single-hull vessels owned as of December 31, 2003. During 2004, the Company sold four of these single-hull vessels. The change in estimate resulted in an increase in annual depreciation expense of approximately $4,700, or $0.13 per share, through 2009 on the Company's five remaining single-hull vessels owned as of December 31, 2004.

Effective January 1, 2004, the Company increased residual scrap value of its tankers from one hundred twenty-five dollars ($0.125) per light weight ton to one hundred and seventy-five dollars ($0.175) per light weight ton, which the Company believes better approximates the historical average price of scrap steel. The impact of this change is to reduce depreciation expense by approximately $3,600, or $0.10 per share, per year subsequent to December 31, 2003.

Depreciation is based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. Undepreciated cost of any asset component being replaced is written off as a component of direct vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred.

Construction in Progress. Construction in progress represents the cost of acquiring contracts to build vessels, installments paid to shipyards, certain other payments made to third parties and interest costs incurred during the construction of vessels (until the vessel is substantially complete and ready for its intended use). During the year ended December 31, 2004, the Company capitalized $1,270 of interest expense.

Other Fixed Assets, Net. Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	Useful Lives
Furniture, fixtures and other equipment	10 years
Vessel equipment	5 years
Computer equipment	4 years

Impairment of Long-Lived Assets. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

During the year ended December 31, 2004, no impairment charges were recorded, based on the analysis described above. During the year ended December 31, 2003, an impairment charge of $18,803 was recorded on five of the Company's single-hull vessels (see Note 4). During the year ended December 31, 2002, an impairment charge of $13,366 was recorded on three of the Company's single-hull vessels which were disposed of during the years ended December 31, 2003 and 2002 (see Note 4).

Deferred Drydock Costs, Net. Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydocks as they occur and amortizes these costs on a straight-line basis over the period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the statement of operations. For the years ended December 31, 2004, 2003 and 2002, amortization was $11,783, $7,072 and $4,340, respectively. Accumulated amortization as of December 31, 2004 and 2003 was $15,878 and $13,348, respectively.

Deferred Financing Costs, Net. Deferred financing costs include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt, which is included in depreciation and amortization. Amortization was $3,142, $3,468 and $1,492 for the years ended December 31, 2004, 2003 and 2002, respectively. Accumulated amortization as of December 31, 2004 and 2003 was $2,070 and $4,934, respectively.

Other Assets. Other assets represents cash placed in escrow, in lieu of being used to repay a portion of the Company's outstanding term loan as required by an amendment to the 2004 Credit Facility, relating to the sale during August and October 2004 of four single-hull Suezmax vessels. See Note 8 for further discussion.

Goodwill. As of January 1, 2002, the Company adopted the provisions for SFAS No. 142 "Goodwill and Other Intangible Assets." This statement requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead

(dollars in thousands, except per share data)

be tested for impairment at least annually and written down with a charge to operations when the carrying amount exceeds the estimated fair value. Prior to the adoption of SFAS No. 142, the Company amortized goodwill. The amount of such unamortized goodwill was $5,753 as of January 1, 2002 related to the Company's acquisition in June 2001 of a technical management company. In accordance with SFAS No. 142 the Company discontinued the amortization of goodwill effective January 1, 2002. The Company determined that there was no impairment of goodwill as of the transition date and during the years ended December 31, 2004, 2003 and 2002.

Income Taxes. The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code, the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce. Pursuant to various tax treaties, the Company's shipping operations are not subject to foreign income taxes. Therefore, no provision for income taxes is required.

Deferred Voyage Revenue. Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income in the appropriate future periods.

Comprehensive Income. The Company follows Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income less charges related to the adoption and implementation of SFAS No. 133.

Stock-Based Compensation. The Company follows the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" to account for its stock option plan. The Company provides pro forma disclosure of net income and earnings per share as if the accounting provision of SFAS No. 123, "Accounting for Stock-Based Compensation" had been adopted. Options granted are exercisable at prices equal to the fair market value of such stock on the dates the options were granted. The fair values of the options were determined on the date of grant using a Black-Scholes option-pricing model. These options were valued based on the following assumptions: an estimated life of five years for all options granted, volatility of 53%, 47%, 63% and 54% for options granted during 2004, 2003, 2002 and 2001, respectively, risk free interest rate of 3.85%, 3.5%, 4.0% and 5.5% for options granted during 2004, 2003, 2002 and 2001, respectively, and no dividend yield for any options granted. The fair value of the 860,000 options to purchase common stock granted on June 12, 2001 is $8.50 per share. The fair value of the 143,500 options to purchase common stock granted on November 26, 2002 is $3.42 per share. The fair value of the 50,000, 12,500 and 29,000 options to purchase common stock granted on May 5, 2003, June 5, 2003 and November 12, 2003 is $3.95 per share, $4.52 per share, and $6.61 per share, respectively. The fair value of the 20,000 options to purchase common stock granted on May 20, 2004 is $11.22 per share.

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods recommended by SFAS No. 123, the Company's net income (loss) and net income (loss) per share for the years ended December 31, 2004, 2003 and 2002, would have been stated at the pro forma amounts indicated below:

	2004	2003	2002
Net income (loss):			
As reported	$315,109	$84,518	$(9,742)
Stock-based compensation expense (benefit) using the fair value method	458	201	(1,005)
Pro forma	$314,651	$84,317	$(8,737)
Earnings (loss) per common share (as reported):			
Basic	$ 8.51	$ 2.29	$ (0.26)
Diluted	$ 8.33	$ 2.26	$ (0.26)
Earnings (loss) per common share (pro forma):			
Basic	$ 8.49	$ 2.28	$ (0.24)
Diluted	$ 8.32	$ 2.26	$ (0.24)

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share. Basic earnings/(loss) per share are computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the year. Diluted income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Fair Value of Financial Instruments. The estimated fair values of the Company's financial instruments other than its Senior Notes approximate their individual carrying amounts as of December 31, 2004 and 2003 due to their short-term maturity or the variable-rate nature of the respective borrowings. The estimated fair value of the Company's Senior Notes are based on quoted market prices.

Derivative Financial Instruments. To manage its exposure to fluctuating interest rates, the Company uses interest rate swap agreements. Interest rate differentials to be paid or received under these agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. The fair values of interest rate swap agreements and changes in fair value are recognized in the financial statements as noncurrent assets or liabilities.

Amounts receivable or payable arising at the settlement of interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist.

Interest Rate Risk Management. The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Significant interest rate risk management instruments held by the Company during the years ended December 31, 2004, 2003 and 2002 included pay-fixed swaps. As of December 31, 2004, the Company is party to pay-fixed interest rate swap agreements that expire in 2006 which effectively convert floating rate obligations to fixed rate instruments. During the years ended December 31, 2004, 2003 and 2002, the Company recognized a credit/(charge) to other comprehensive loss (OCI) of $1,935, $1,890 and $(3,263), respectively. The aggregate liability in connection with a portion of the Company's cash flow hedges as of December 31, 2004 and 2003 was $560 and $2,480, respectively, and is presented as Derivative liability for cash flow hedge on the balance sheet.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk are trade receivables. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2004.

Recent Accounting Pronouncements. On January 17, 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Such Interpretation addresses the consolidation of variable interest entities ("VIEs"), including special purpose entities ("SPEs"), that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46 were effective immediately for transactions entered into by the Company subsequent to January 31, 2003 and became effective for all other transactions as of July 1, 2003. However, in October 2003, the FASB permitted companies to defer the July 1, 2003 effective date to December 31, 2003, in whole or in part. On December 24, 2003, the FASB issued a complete replacement of FIN 46 ("FIN 46R"), which clarified certain complexities of FIN 46 and generally requires adoption no later than December 31, 2003 for entities that were considered SPEs under previous guidance, and no later than March 31, 2004 for all other entities. The Company adopted FIN 46R in its entirety as of December 31, 2003 even though adoption for non-SPEs was not required until March 31, 2004. The adoption of FIN 46R did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB 25. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

Entities that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which

(dollars in thousands, except per share data)

financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. The Company is currently evaluating the impact of adopting SFAS No. 123R.

2. Acquisitions

During the period from March 2003 to May 2003, the Company acquired 19 tankers from an unaffiliated entity consisting of 14 Suezmax tankers and five Aframax tankers. The aggregate purchase price of these vessels was $525,000, which was financed through the use of cash and borrowings under the Company's existing revolving credit facilities together with the incurrence of additional debt described in Note 8.

In March 2004, the Company agreed to acquire three Aframax vessels, two Suezmax vessels, four newbuilding Suezmax contracts and a technical management company from an unaffiliated entity for cash. The three Aframax vessels, two Suezmax vessels and the technical management company were acquired between April and June 2004. The four newbuilding Suezmax contracts were acquired in July 2004. The purchase price of these assets was approximately $248,100, which were financed through cash on hand and borrowings under the Company's then existing revolving credit facilities. This $248,100 purchase price was allocated as follows: $180,599 for the five vessels, $67,242 for the four newbuilding Suezmax contracts and $266 for the technical management company the net assets of which are comprised of $107 of cash, other current assets of $738, noncurrent assets of $82 and current liabilities of $661. In addition, $8,777 was paid to the shipyard as an installment on the construction price of the four newbuilding contracts.

The remaining installments on the four newbuilding Suezmax contracts to be paid by the Company aggregate $152,853 and are payable as follows: $6,514 in 2005, $71,310 in 2006, $42,444 in 2007 and $32,585 in 2008.

3. Earnings (Loss) Per Common Share

The computation of basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings (loss) per share assumes the exercise of all dilutive stock options (see Note 15) using the treasury stock method and the granting of unvested restricted stock awards (see Note 16), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. For the year ended December 31, 2004, all stock options were considered to be dilutive. For the years ended December 31, 2003 and 2002, 267,000 and 270,000 stock options, respectively, were excluded from the computation of diluted earnings per common share as they were anti-dilutive.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share is as follows:

	Year Ended December 31, 2004	2003	2002
Common shares outstanding, basic:			
Weighted average common shares outstanding, basic	37,049,266	36,967,174	36,980,600
Common shares outstanding, diluted:			
Weighted average common shares outstanding, basic	37,049,266	36,967,174	36,980,600
Stock options	111,572	52,176	—
Restricted stock awards	653,091	336,414	—
Weighted average common shares outstanding, diluted	37,813,929	37,355,764	36,980,600

4. Impairment Charge/Gain on Sale of Vessels

During September 2002, the Company decided to retire a 1979-built single-hull Aframax tanker through its sale for scrap. This decision was based on management's assessment of estimated charter rates for the vessel and the estimated daily operating costs as well as the cost of this vessel's next drydocking which was scheduled for April 2003. An impairment charge of $4,520 was recognized during the year ended December 31, 2002, which was the amount by which the vessel's carrying value exceeded the estimated net proceeds to be received upon disposal. When the vessel was sold in November 2002, a $266 gain was recognized for the amount by which net proceeds received upon sale of the vessel exceeded the vessel's then carrying value.

During December 2002, the Company decided to sell a 1980-built single-hull Aframax tanker and a 1981-built single-hull Aframax tanker. This decision was based on management's assessment of the projected cost associated with the vessels' next drydockings which were scheduled to occur during 2003 and the estimated operating revenues for the vessels over their remaining operating lives. An impairment charge of $8,846 was recorded during the year ended

December 31, 2002 that represents the difference between the vessels' book values and the estimated proceeds from their anticipated sale. These vessels were written down to their estimated net selling price of $2,000 per vessel, and were reclassified on the December 31, 2002 balance sheet from vessels to vessels held for sale.

During 2003, the vessels held for sale as of December 31, 2002 were sold, resulting in an aggregate gain on sale of vessels of $2,664. Also during 2003, three double-bottom Aframax vessels acquired in 2003 were sold, in order to reduce the age profile of the Company's fleet, for an aggregate loss on sale of vessels of $1,174. Of these three vessels, two were delivered to their new owners in 2003 and one was delivered to its new owner in February 2004.

In December 2003, the International Maritime Organization adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase-out of certain single-hull tankers from 2015 to 2010, unless the flag state extends the date to 2015. Management determined that the useful lives of its nine single-hull tankers would end in 2010, which is four to six years earlier than the 25-year useful lives the vessels had previously been ascribed. Because of the reduction in the useful lives of these single-hull tankers, an impairment evaluation was performed in accordance with the guidelines of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The completion of the Company's evaluation indicated that the carrying value of five of its nine single-hull tankers exceeded the expected undiscounted future cash flows attributable to these assets, resulting in an impairment. The total impairment charge recognized during the fourth quarter of 2003 was $18,803. In accordance with the Company's policy, the impairment loss was determined to be equal to the amount by which the carrying value of these five tankers exceeded their estimated fair value. Fair values were determined using fair valuations performed by third parties.

In addition to the impairment charge taken on five single-hull tankers, effective October 1, 2003, the estimated useful lives of the nine single-hull tankers were reduced to useful lives ranging from 19 to 21 years. This change in estimate resulted in an increase in annual depreciation expense of approximately $8,500 through 2009 on the Company's nine single-hull vessels owned as of December 31, 2003. During 2004, the Company sold four of these single-hull vessels. This change in estimate resulted in an increase in annual depreciation expense of approximately $4,700 through 2009 on the Company's five remaining single-hull vessels owned as of December 31, 2004.

During July 2004, the Company agreed to sell four of its single-hull Suezmax vessels in order to reduce the number of single-hull vessels in the Company's fleet. These vessels were sold during August and October 2004 for aggregate net proceeds of approximately $84,182, for a gain on sale of vessels of $6,570.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2004	December 31, 2003
Bunkers and lubricants inventory	$16,734	$14,198
Insurance claims receivable	7,108	530
Other	7,499	2,243
Total	$31,341	$16,971

Insurance claims receivable consist substantially of payments made by the Company for repairs of vessels that the Company expects to recover from insurance.

6. Other Fixed Assets

Other fixed assets consist of the following:

	December 31, 2004	December 31, 2003
Other fixed assets:		
Furniture, fixtures and equipment	$1,050	$ 948
Vessel equipment	2,881	1,786
Computer equipment	978	705
Total cost	4,909	3,439
Less: accumulated depreciation	1,060	1,370
Total	$3,849	$2,069

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2004	December 31, 2003
Accounts payable	$14,839	$13,357
Accrued operating	17,763	8,506
Accrued administrative	4,197	555
Total	$36,799	$22,418

(dollars in thousands, except per share data)

8. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2004	December 31, 2003
First Credit Facility		
Term Loan	$ —	$ 86,866
Revolving Credit Facility	—	13,000
Second Credit Facility		
Term Loan	—	53,000
Revolving Credit Facility	—	9,000
Third Credit Facility	—	247,461
2004 Credit Facility		
Term Loan	205,000	—
Revolving Credit Facility	35,000	—
Senior Notes, net of discount	246,597	246,343
Total	486,597	655,670
Less: current portion of long-term debt	40,000	59,553
Long-term debt	$446,597	$596,117

2004 Credit Facility

On July 1, 2004, the Company closed on an $825,000 senior secured bank financing facility ("2004 Credit Facility") consisting of a term loan of $225,000 and a revolving loan of $600,000. The term loan has a five year maturity at a rate of LIBOR plus 1.0% and amortizes on a quarterly basis with 19 payments of $10,000 and one payment of $35,000. The revolving loan component, which does not amortize, has a five year maturity at a rate of LIBOR plus 1.0% on the used portion and a 0.5% commitment fee on the unused portion.

Concurrent with the closing of the 2004 Credit Facility, pursuant to which the Company borrowed $225,000 under the term loan and $290,000 under the revolving credit facility, the Company retired its existing First, Second and Third Credit Facilities described below (the "Refinancing"). At the time of the Refinancing, the 2004 Credit Facility was secured by the 42 vessels which collateralized the First, Second and Third Credit Facilities and the five vessels described in Note 2 which were acquired during 2004. In addition, each of our subsidiaries which has an ownership interest in any tanker vessel that is secured by the 2004 Credit Facility has provided unconditional guaranties of all amounts owing under the 2004 Credit Facility. Deferred financing costs incurred relating to the 2004 Credit Facility aggregated $6,905.

Upon consummating the Refinancing, unamortized deferred financing costs associated with the First, Second and Third Credit Facilities aggregating $7,886 was written off as a non-cash charge in July 2004. This non-cash charge is classified as Other expense on the statement of operations.

As of December 31, 2004, the Company had $205,000 outstanding on the term loan and $35,000 outstanding on the revolving loan. The 2004 Credit Facility is secured by all of the ships in the Company's 43 vessel fleet, which includes five vessels acquired in 2004 described in Note 2 with a carrying value at December 31, 2004 of $1,139,594 and $13,050 cash held in escrow.

As described in Note 4, in August and October 2004, the Company sold four single-hull Suezmax vessels. Pursuant to an amendment to the 2004 Credit Facility, the Company is permitted, until August 2005 to substitute as collateral future vessel acquisitions with a fair value equivalent to the vessels sold. Had this amendment not been agreed to, the Company would, upon the sale of these four vessels, have had to repay $13,050 associated with the $225,000 term loan and the $600,000 revolving credit facility would have been permanently reduced by $35,194. In accordance with the amendment to the 2004 Credit Facility, the Company placed $13,050 in escrow which will be returned to the Company if collateral is substituted as described above. This amount of cash held in escrow is classified as Other assets on the Company's balance sheet. If such collateral is not fully provided, on August 31, 2005, the remaining amount held in the escrow account will be used to repay a portion of the term loan. With respect to the revolving credit facility, $35,194 is currently not available to be drawn until such substitute collateral is provided. To the extent substitute collateral is not provided by August 31, 2005, the revolving credit facility will be permanently reduced.

The terms and conditions of the 2004 Credit Facility require compliance with certain restrictive covenants, which the Company feels are consistent with loan facilities incurred by other shipping companies. Under the credit facility, the Company is required to maintain certain ratios such as: vessel market values to total outstanding loans and undrawn revolving credit facilities, EBITDA to net interest expense and to maintain minimum levels of working capital. In addition, the 2004 Credit Facility restricts the payment of dividends and repurchase of common shares to an aggregate of $1,000 per year.

First, Second and Third Credit Facilities—Refinanced by the 2004 Credit Facility

The First Credit Facility was comprised of a $200,000 term loan and a $100,000 revolving loan. The First Credit Facility was to mature on June 15, 2006. The term loan was repayable in quarterly installments. The principal of the revolving loan was to be payable at maturity. The First Credit Facility bore interest at LIBOR plus 1.5%. The Company was obligated to pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. Due to the sale of three of the Aframax tankers securing the First Credit Facility, the revolving loan facility was reduced to $96,519. As of June 30, 2004, the Company had $69,493 outstanding on the term loan and $50,000 outstanding on the revolving loan. All of these outstanding balances were repaid during the Refinancing on July 1, 2004. The Company's obligations under the First Credit Facility were secured by 17 vessels.

The Second Credit Facility consisted of a $115,000 term loan and a $50,000 revolving loan. The Second Credit Facility was to mature on June 27, 2006. The term loan was repayable in quarterly installments. The principal of the revolving loan was to be payable at maturity. The Second Credit Facility bore interest at LIBOR plus 1.5%. The Company was obligated to pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. As of June 30, 2004, the Company had $45,000 outstanding on the term loan and $50,000 outstanding on the revolving loan. All of these outstanding balances were repaid during the Refinancing on July 1, 2004. The Company's obligations under the Second Credit Facility agreements were secured by nine vessels.

On March 11, 2003 in connection with the 19 vessels acquired by the Company as discussed in Note 2, the Company entered into commitments for $450,000 in credit facilities. These credit facilities were comprised of a first priority $350,000 amortizing term loan (the "Third Credit Facility") and a second priority $100,000 non-amortizing term loan (the "Second Priority Term Loan"). Pursuant to the issuance of the Senior Notes described below, the Third Credit Facility was reduced to $275,000 (such reduction from $350,000 is treated as a prepayment of the first six installments due under this facility) and the Second Priority Term Loan was eliminated. The Third Credit Facility was to mature on March 10, 2008, was to be repayable in 19 quarterly installments and bore interest at LIBOR plus 1.625%. As of June 30, 2004, the Company had outstanding $233,812 on the Third Credit Facility. This outstanding balance was repaid during the Refinancing on July 1, 2004. The Company's obligations under the Third Credit Facility were secured by 16 vessels.

Interest rates during the year ended December 31, 2004 ranged from 2.38% to 3.00% on the First, Second, Third and 2004 Credit Facilities.

Interest Rate Swap Agreements

In August and October 2001, the Company entered into interest rate swap agreements with foreign banks to manage interest costs and the risk associated with changing interest rates. At their inception, these swaps had notional principal amounts equal to 50% the Company's outstanding term loans under its First and Second Credit Facilities. The notional principal amounts amortize at the same rate as the term loans. The interest rate swap agreement entered into during August 2001 hedges the First Credit Facility, described above, to a fixed rate of 6.25%. This swap agreement terminates on June 15, 2006. The interest rate swap agreement entered into during October 2001 hedges the Second Credit Facility, described above, to a fixed rate of 5.485%. This swap agreement terminates on June 27, 2006. The differential to be paid or received for these swap agreements is recognized as an adjustment to interest expense as incurred. As of December 31, 2004, the outstanding notional principal amount on the swap agreements entered into during August 2001 and October 2001 are $27,000 and $18,500, respectively. The changes in the notional principal amounts of the swaps during the years ended December 31, 2004 and 2003 are as follows:

	December 31, 2004	December 31, 2003
Notional principal amount, beginning of year	$ 71,500	$102,750
Amortization of swaps	(26,000)	(31,250)
Notional principal amount, end of the year	$ 45,500	$ 71,500

The Company has determined that these interest rate swap agreements, which effectively hedged the Company's First and Second Credit Facilities continues to effectively hedge, but not perfectly, the Company's 2004 Credit Facility. During the year ended December 31, 2004, a $15 loss was recorded as other expense relating to the ineffective portion of these hedges.

Interest expense pertaining to interest rate swaps for the years ended December 31, 2004, 2003 and 2002 was $1,873, $2,919 and $3,223, respectively.

The Company would have paid approximately $560 and $2,480 to settle all outstanding swap agreements based upon their aggregate fair values as of December 31, 2004 and 2003, respectively. This fair value is based upon estimates received from financial institutions.

(dollars in thousands, except per share data)

Senior Notes

On March 20, 2003, the Company issued $250,000 of 10% Senior Notes which are due March 15, 2013. Interest is paid on the Senior Notes each March 15 and September 15. The Senior Notes are general unsecured, senior obligations of the Company. The proceeds of the Senior Notes, prior to payment of fees and expenses, were $246,158. The Senior Notes contain incurrence covenants which, among other things, restrict the Company's future ability to incur future indebtedness and liens, to apply the proceeds of asset sales freely, to merge or undergo other changes of control and to pay dividends, and required the Company to apply a portion of its cash flow during 2003 to the reduction of its debt under our First, Second and Third facilities. As of December 31, 2004, the discount on the Senior Notes is $3,403. This discount is being amortized as interest expense over the term of the Senior Notes using the effective interest method. The Senior Notes are guaranteed by all of the Company's present subsidiaries and future "restricted" subsidiaries (all of which are 100% owned by the Company). These guarantees are full and unconditional and joint and several with the parent company General Maritime Corporation. The parent company, General Maritime Corporation, has no independent assets or operations. Additionally, certain defaults on other debt instruments, such as failure to pay interest or principal when due, are deemed to be a default under the Senior Notes agreement.

In addition, the provisions of the Senior Notes require that the proceeds from vessel sales, net of required debt payments made on senior indebtedness, be used to acquire additional assets within one year from the dates of sale. If such assets are not acquired, any excess proceeds, after reduction of the indebtedness under the 2004 Credit Facility, are to be used to repurchase Senior Notes. As of December 31, 2004, such excess net proceeds pertaining to the four vessels sold during August and October 2004 aggregate $35,938, which, if not used to acquire additional assets through August 2005, will be used to repurchase Senior Notes.

In accordance with the terms of its Senior Notes, the Company cannot make cumulative "restricted payments" in excess of the sum of (1) 50% of net income earned subsequent to December 31, 2002, (2) cash proceeds from common stock issued subsequent to December 31, 2002, and (3) $25,000. "Restricted payments" principally include dividends, purchases of the Company's common stock, and repayments of debt subordinate to the Senior Notes prior to their maturity.

As of December 31, 2004, the Company is in compliance with all of the financial covenants under its 2004 Credit Facility and its Senior Notes.

Based on borrowings as of December 31, 2004, aggregate maturities under the Senior Notes and the 2004 Credit Facility are as follows:

	2004 Credit Facility	Senior Notes	Total
Period Ending December 31,			
2005	$ 40,000	$ —	$ 40,000
2006	40,000	—	40,000
2007	40,000	—	40,000
2008	40,000	—	40,000
2009	80,000	—	80,000
Thereafter	—	250,000	250,000
	$240,000	$250,000	$490,000

Interest expense under all of the Company's credit facilities, Senior Notes and interest rate swaps aggregated $38,831, $35,505 and $14,747 for the years ended December 31, 2004, 2003 and 2002, respectively.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2004		December 31, 2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 46,921	$ 46,921	$ 38,905	$ 38,905
Floating rate debt	240,000	240,000	409,327	409,327
Senior Notes	246,597	288,750	246,343	282,500
Cash flow hedges—net liability position	560	560	2,480	2,480

The fair value of term loans and revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans. The fair value of interest rate swaps (used for purposes other than trading) is the estimated amount the Company would pay to terminate swap agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the swap counterparties. The fair value of the Senior Notes has been determined based quoted market prices as of December 31, 2004 and 2003.

10. Revenue from Time Charters

Total revenue earned on time charters for the years ended December 31, 2004, 2003 and 2002 was $87,944, $58,743 and $28,293, respectively. Future minimum time charter revenue, based on vessels committed to non-cancelable time charter contracts as of December 31, 2004 will be $66,931 during 2005 and $1,501 during 2006.

11. Lease Payments

In February 2004, the Company entered into an operating lease for an aircraft. The lease has a term of five years and requires monthly payments by the Company of $125.

In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $110 per month from October 1, 2005 to September 30, 2010, $119 per month from October 1, 2010 to September 30, 2015, and $128 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $113.

Future minimum rental payments on the above leases for the next five years are as follows: 2005—$1,829, 2006—$2,817, 2007—$2,817, 2008—$2,817, 2009—$1,442, thereafter—$15,800.

12. Significant Customers

For the year ended December 31, 2004, the Company earned $108,034 from one customer which represented 15.4% of voyage revenues. For the years ended December 31, 2003 and 2002, the Company did not earn 10% or more of its voyage revenues from any single customer.

13. Related Party Transactions

The following are related party transactions not disclosed elsewhere in these financial statements:

The Company rents office space as its principal executive offices in a building currently leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, the Chairman and Chief Executive Officer of the Company. There is no lease agreement between the Company and GenMar Realty LLC. The Company currently pays an occupancy fee on a month to month basis in the amount of $55. For the years ended December 31, 2004, 2003 and 2002, the Company's occupancy fees were $660 in each year.

During 2000, the Company loaned $486 to Mr. Peter C. Georgiopoulos. This loan is included in prepaid expenses and other current assets. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2004.

During the years ended December 31, 2004 and 2003, the Company incurred legal services (primarily in connection with vessel acquisitions in 2003 and 2004 as well as flag changes of certain vessels in 2004) aggregating $284 and $249, respectively, from the father of Mr. Peter Georgiopoulos. All of the amounts due to the father of Mr. Georgiopoulos have been paid as of December 31, 2004.

In July 2004, the Company paid $200 of professional fees associated with its 2004 acquisitions described in Note 2 to American Marine Advisors, Inc., a company which has a senior vice president that is also a member of the Company's board of directors.

14. Savings Plan

In November 2001, the Company established a 401(k) Plan (the "Plan") which is available to full-time employees who meet the Plan's eligibility requirements. This Plan is a defined contribution plan, which permits employees to make contributions up to 15 percent of their annual salaries with the Company matching up to the first three percent until April 2003 and six percent thereafter. The matching contribution vests over a four year period, retroactive to date of hire. During 2004, 2003 and 2002, the Company's matching contribution to the Plan was $272, $178 and $90, respectively.

15. Stock Option Plan

On June 10, 2001, the Company adopted the General Maritime Corporation 2001 Stock Incentive Plan. Under this plan the Company's compensation committee, another designated committee of the board of directors or the board of directors, may grant a variety of stock-based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the board of directors) believes are key to the Company's success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares.

The aggregate number of shares of common stock available for award under the 2001 Stock Incentive Plan is 2,900,000 shares. On June 12, 2001, the Company granted

(dollars in thousands, except per share data)

incentive stock options and nonqualified stock options to purchase 860,000 shares of common stock at an exercise price of $18.00 per share (the initial public offering price) under the provisions of the 2001 Stock Incentive Plan. These options expire in 10 years. Options to purchase 110,000 shares of common stock vested immediately on June 12, 2001, the date of the grant. 25% of the remaining 750,000 options will vest on each of the first four anniversaries of the grant date. All options granted under this plan will vest upon a change of control, as defined. These options will be incentive stock options to the extent allowable under the Internal Revenue Code. During 2003, 32,000 of these options were forfeited.

On November 26, 2002, the Company's chief executive officer and chief operating officer surrendered to the Company outstanding options to purchase an aggregate of 590,000 shares of common stock. Also on November 26, 2002, options to purchase 143,500 were granted to other employees at an exercise price of $6.06 (the closing price on the date of grant). These options will generally vest in four equal installments on each of the first four anniversaries of the date of grant. During 2003, 24,375 of these options were exercised and 5,250 of these options were forfeited.

On May 5, 2003, the Company granted options to purchase 50,000 shares of common stock to the Company's chief financial officer at an exercise price of $8.73 (the closing price on the date of grant). These options were scheduled to vest in four equal installments on each of the first four anniversaries of the date of grant. During 2003, all of these options were forfeited.

On June 5, 2003, the Company granted options to purchase an aggregate of 12,500 shares of common stock to five outside directors of the Company at an exercise price of $9.98 (the closing price on the date of grant). These options will vest in four equal installments on each of the first four anniversaries of the date of grant.

On November 12, 2003, the Company granted options to purchase an aggregate of 29,000 shares of common stock to certain employees of the Company at an exercise price of $14.58 (the closing price on the date of grant). These options will vest in four equal installments on each of the first four anniversaries of the date of grant.

On May 20, 2004, the Company granted options to purchase an aggregate of 20,000 shares of common stock to certain members of the Company's board of directors at an exercise price of $22.57 (the closing price on the date of grant). These options will vest in four equal installments on each of the first four anniversaries of the date of grant.

The Company follows the provisions of APB 25 to account for its stock option plan. The Company provides pro forma disclosure of net income and earnings per share as if the accounting provision of SFAS No. 123 had been adopted. Options granted are exercisable at prices equal to the fair market value of such stock on the dates the options were granted. The fair values of the options were determined on the date of grant using a Black-Scholes option-pricing model. These options were valued based on the following assumptions: an estimated life of five years for all options granted, volatility of 53%, 47%, 63% and 54% for options granted during 2004, 2003, 2002 and 2001, respectively, risk free interest rate of 3.85%, 3.5%, 4.0% and 5.5% for options granted during 2004, 2003, 2002 and 2001, respectively, and no dividend yield for any options granted. The fair value of the 860,000 options to purchase common stock granted on June 12, 2001 is $8.50 per share. The fair value of the 143,500 options to purchase common stock granted on November 26, 2002 is $3.42 per share. The fair value of the 50,000, 12,500 and 29,000 options to purchase common stock granted on May 5, 2003, June 5, 2003 and November 12, 2003 is $3.95 per share, $4.52 per share, and $6.61 per share, respectively. The fair value of the 20,000 options to purchase common stock granted on May 20, 2004 is $11.22 per share.

The following table summarizes stock option activity since the inception of option grants by the Company:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2001	—	—	—
Granted	860,000	$ 18.00	$ 8.50
Exercised	—	—	—
Forfeited	—	—	—
Outstanding, December 31, 2001	860,000	$ 18.00	$ 8.50
Granted	143,500	$ 6.06	$ 3.42
Exercised	—	—	—
Forfeited	(590,000)	$ 18.00	$ 8.50
Outstanding, December 31, 2002	413,500	$ 13.86	$ 6.74
Granted	91,500	$ 10.35	$ 4.87
Exercised	(24,375)	$ 6.06	$ 3.42
Forfeited	(87,250)	$ 12.82	$ 4.66
Outstanding, December 31, 2003	393,375	$ 13.75	$ 6.97
Granted	20,000	$ 22.57	$11.22
Exercised	(186,850)	$ 15.15	$ 7.23
Forfeited	(13,500)	$ 16.86	$ 7.82
Outstanding, December 31, 2004	213,025	$13.68	$ 7.13

The following table summarizes certain information about stock options outstanding as of December 31, 2004:

	Options Outstanding, December 31, 2004			Options Exercisable, December 31, 2004	
Range of Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$ 6.06	70,875	$ 6.06	7.9	1,750	$ 6.06
$ 9.98–$14.58	32,250	$12.89	8.7	4,500	$12.02
$18.00–$22.57	109,900	$18.83	6.9	44,100	$18.00
	213,025	$13.68	7.5	50,350	$17.05

16. Restricted Stock Awards

On November 26, 2002, the Company made grants of restricted common stock in the amount of 500,000 shares to its Chief Executive Officer, and 125,000 shares to its President and Chief Operating Officer. The restrictions on these shares will lapse seven years from the date of grant (or earlier upon the death, disability, dismissal without cause or resignation for good reason of the recipient or upon a change of control of the Company). Upon grant of the restricted stock, an amount of unearned compensation equivalent to the market value at the date of grant was charged to Shareholders' Equity. This charge is being amortized to general and administrative expenses at a rate of $541 per annum (pro rata for the remainder of 2002).

On November 12, 2003, the Company made grants of restricted common stock in the amount of 155,000 shares to certain officers and employees of the Company. Of this total, 75,000 restricted shares were granted to the chief executive officer of the Company and 30,000 restricted shares were granted to the president of General Maritime Management LLC ("GMM"), a wholly owned subsidiary of the Company. The remaining 50,000 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on these shares lapse 20% on each anniversary date from the date of grant and become fully vested after five years. Upon grant of the restricted stock, an amount of unearned compensation equivalent to the market value at the date of grant was charged

(dollars in thousands, except per share data)

to Shareholders' Equity. Amortization of this charge, which is included in general and administrative expenses, was $1,126 and $147 in 2004 and 2003, respectively, and will be $568, $300 and $119 in 2005, 2006 and 2007, respectively.

17. LEGAL PROCEEDINGS

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operations.

18. SUBSEQUENT EVENTS

On January 26, 2005 the Company announced that its board of directors has initiated a cash dividend policy. Under the policy, the Company plans to declare quarterly dividends to shareholders in April, July, October and February of each year based on its EBITDA after interest expense and reserves, as established by the board of directors. The Company expects to declare its initial quarterly dividend following the announcement of its first quarter 2005 results during the fourth week of April 2005.

The indenture of the Company's Senior Notes generally allows the Company to pay dividends and other "restricted payments" up to an amount equal to 50% of the cumulative net income earned since the first quarter of 2003 plus an additional $25,000. The Company is currently exploring various options for ensuring its ability to pay dividends as defined by the new dividend policy, and will review available equity and debt financing alternatives from time to time. Any dividends paid will be subject to the consent of the Company's lenders under its 2004 Credit Facility and applicable provisions of Marshall Islands law.

On February 9, 2005, the Company made grants of restricted common stock in the amount of 304,500 shares to certain officers and employees of the Company. Of this total, 150,000, 10,000 and 10,000 restricted shares were granted to the chief executive officer, chief financial officer and chief administrative officer, respectively, of the Company and 50,000 restricted shares were granted to the president of GMM. The remaining 84,500 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 150,000 shares granted to the Chief Executive Officer of the Company will lapse on November 16, 2014. The restrictions on the remaining 154,500 shares will lapse as to 20% of these shares on November 16, 2005 and as to 20% of these shares on November 16 of each of the four years thereafter, and will become fully vested on November 16, 2009. Upon grant of the restricted stock, an amount of unearned compensation equivalent to the market value at the date of grant, or $14,631, will be charged to Shareholders' Equity. Amortization of this charge, which will be included in general and administrative expenses, will be $3,995, $2,716, $1,913, $1,398, and $1,010 in 2005, 2006, 2007, 2008 and 2009, respectively. Amortization subsequent to 2009 will be $3,599.

On February 4, 2005, one of the Company's Suezmax vessels, the *Genmar Kestrel,* was involved in a collision with the Singapore-flag tanker which necessitated the trans-shipment of the *Genmar Kestrel's* cargo and drydocking the vessel for repairs. The incident resulted in the leakage of some oil to the sea. Due to a combination of prompt clean up efforts, a light cargo onboard at the time of collision and favorable weather conditions, the Company believes that the incident resulted in minimal environmental damage and expects that substantially all of the liabilities associated with the incident will be covered by insurance.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. General Maritime Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of General Maritime Corporation;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of General Maritime Corporation's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of General Maritime Corporation's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment and those criteria, management believes that General Maritime Corporation maintained effective internal control over financial reporting as of December 31, 2004.

General Maritime Corporation's independent registered public accounting firm has audited and issued their report on management's assessment of General Maritime Corporation's internal control over financial reporting, which appears below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that General Maritime Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 14, 2005 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
New York, New York
March 14, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of General Maritime Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
March 14, 2005
New York, New York

Market for Registrant's Common Equity and Related Stockholder Matters

Market Information, Holders and Dividends

Our common stock has traded on the New York Stock Exchange under the symbol "GMR" since our initial public offering on June 12, 2001. The following table sets forth for the periods indicated the high and low prices for the common stock as of the close of trading as reported on the New York Stock Exchange:

	High	Low
Fiscal Year Ended December 31, 2004		
1st Quarter	$25.55	$17.61
2nd Quarter	$27.58	$18.51
3rd Quarter	$35.53	$24.61
4th Quarter	$49.21	$33.86

As of December 31, 2004, there were approximately 33 holders of record of our common stock.

We have never declared or paid any cash dividends on our capital stock. On January 26, 2005 our board of directors initiated a cash dividend policy. Under the policy, we plan to declare quarterly dividends to shareholders in April, July, October and February of each year based on our EBITDA after interest expense and reserves, as established by the board of directors. We expect to declare our initial quarterly dividend following the announcement of its first quarter 2005 results during the fourth week of April 2005. Our 2004 Credit Facility and indenture for our Senior Notes impose limitations or prohibitions on the payment of dividends without the lenders' consent or in conjunction with a subsidiary's failure to comply with various financial covenants. We expect to consider options to redeem, amend or defease the outstanding Senior Notes, if necessary, before the indenture interferes with our ability to pay dividends in the future.

We did not repurchase any of our outstanding equity securities during the year ended December 31, 2004.

Corporate Information

Executive Team

Peter C. Georgiopoulos
Chairman, Chief Executive Officer and President
General Maritime Corporation

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC and Director

Jeffrey D. Pribor
Vice President and Chief Financial Officer
General Maritime Corporation

John C. Georgiopoulos
Vice President, Chief Administrative Officer,
Treasurer and Secretary
General Maritime Corporation

Board of Directors

Peter C. Georgiopoulos
Chairman, President and Chief Executive Officer
General Maritime Corporation

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC

Andrew Cazalet(1)(3)
Managing Director
Citation Capital Management

William J. Crabtree(1)(2)(3)
Legal Consultant

Rex W. Harrington(1)
Chairman of the Advisory Board
Liberian International Ship and Corporate Registry

John O. Hatab(1)
Principal
Gotham Capital Associates

Stephan A. Kaplan
Principal
Oaktree Capital Management, LLC.

Peter S. Shaerf(2)(3)
Senior Vice President
American Marine Advisors, Inc.

(1) member Audit Committee (2) member Compensation Committee
(3) member Nominating Committee

Corporate Offices

General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600
www.generalmaritimecorp.com

Stock Listing

General Maritime Corporation's common stock is traded on the New York Stock Exchange under the symbol GMR. The Company has never declared or paid any cash dividends on its common stock but currently has plans to do so as per their February 23, 2005 press release. As of April 5, 2005, General Maritime Corporation had approximately 6,012 shareholders.

	Price Range of Common Stock	
	High	Low
March 31, 2005	$52.00	$35.95
December 31, 2004	$49.21	$33.86
September 30, 2004	$35.53	$24.61
June 30, 2004	$27.58	$18.51
March 31, 2004	$25.55	$17.61
December 31, 2003	$17.75	$11.38
September 30, 2003	$14.20	$ 9.77
June 30, 2003	$11.41	$ 7.25
March 31, 2003	$ 9.24	$ 7.40
December 31, 2002	$ 7.45	$ 4.98
September 30, 2002	$10.89	$ 6.30
June 30, 2002	$14.20	$ 9.07
March 31, 2002	$12.55	$ 9.00
December 31, 2001	$10.80	$ 8.14
September 30, 2001	$14.21	$ 8.95
June 30, 2001*	$16.75	$12.81

**Beginning on the date of General Maritime Corporation's initial public offering on June 12, 2001.*

Transfer Agent

Mellon Investor Services LLC
44 Wall Street, 7th Floor
New York, New York 10005

Legal Counsel

Kramer Levin Naftalis & Frankel LLP
1177 6th Avenue
New York, New York 10036
(212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

Independent Auditors

Deloitte and Touche
1633 Broadway
New York, New York 10019
(212) 489-1600

Investor Relations Contact

Jeffrey D. Pribor
General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

Notice of Annual Meeting

General Maritime Corporation will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 6th Avenue, New York, New York 10036 at 10:00 am on May 26, 2005.

designed by curran & connors, inc. / www.curran-connors.com

GENERAL MARITIME CORPORATION

[illegible] PARK AVENUE

NEW YORK, NEW YORK 10171

[illegible].763.5600

www.generalmaritimecorp.com